
07020737

SEMI-ANNUAL REPORT

The 59th Term April 1, 2006 through September 30, 2006

ARISAWA MANUFACTURING CO., LTD.

301-046

TABLE OF CONTENTS

Cover Page

Type of Submitted Document:	Semi-Annual Report
Submitted to:	Chief of Kanto Financial Affairs Bureau
Date of Submission:	December 20, 2006
Interim Fiscal Term:	During the 59th Term (from April 1, 2006 to September 30, 2006)
Name of Company:	Kabushiki Kaisha Arisawa Seisakusho
English Translation of Company Name:	Arisawa Manufacturing Co., Ltd.
Name and Title of Representative:	Sanji Arisawa, President and Chief Executive Officer
Location of Principal Office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture
Telephone Number:	(025) 524-5124
Contact Person:	Koji Ohta, General Control, General Affairs Department
Nearest Liaison Office:	12-5, Yanagibashi 2-chome, Taito-ku, Tokyo
Telephone Number:	(03) 3861-1110
Contact Person:	Hideo Koike, General Affairs Group, Tokyo Branch Office
Places where Copies of Semi-Annual Report Are Available for Public Inspection:	Arisawa Manufacturing Co., Ltd., Tokyo Branch Office 12-5, Yanagibashi 2-chome, Taito-ku, Tokyo Arisawa Manufacturing Co., Ltd., Osaka Branch Office Konishi Nissei Building 11th Floor, 12-12, Minami Senba 4-chome, Chuo-ku, Osaka Tokyo Stock Exchange 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

PART I. INFORMATION ABOUT THE BUSINESS

1. General Conditions of Business

1. Changes in Principal Business Indicators, etc.

(1) Consolidated Business Indicators, etc.

Term	First half of 57th term	First half of 58th term	First half of 59th term	57th term	58th term
Accounting Period	From April 1, 2004 to September 30, 2004	From April 1, 2005 to September 30, 2005	From April 1, 2006 to September 30, 2006	From April 1, 2004 to March 31, 2005	From April 1, 2005 to March 31, 2006
Sales (¥ millions)	31,948	22,146	24,431	57,552	44,759
Ordinary profits (¥ millions)	6,546	2,954	2,590	11,132	5,320
Net profits for 6 months (or year) (¥ millions)	4,106	1,897	1,599	7,156	3,892
Net assets (¥ millions)	37,920	40,503	42,966	41,431	42,927
Total assets (¥ millions)	60,171	54,899	59,708	58,768	56,385
Net asset per share (¥)	1,151.12	1,127.13	1,215.95	1,251.92	1,209.93
Earnings per share for 6 months (or year) (%)	124.75	52.27	45.13	216.82	108.06
Fully diluted earnings per share for 6 months (or year) (¥)	123.56	52.14	45.04	215.14	107.82
Net worth ratio (%)	63.0	73.8	71.9	70.5	76.1
Cash flows from operating activities (¥ millions)	4,430	986	2,207	5,435	4,470
Cash flows from investing activities (¥ millions)	Δ2,927	230	Δ8	Δ2,994	Δ1,097
Cash flows from financing activities (¥ millions)	Δ1,180	Δ3,115	Δ1,418	Δ914	Δ4,122
Balance of cash or cash equivalents at the end of interim period or end of year (¥ millions)	4,827	4,145	6,088	6,036	5,308
Number Of Employees	1,008	1,014	999	997	1,001

Note: 1. *Consumption tax not included in sales amounts.*

2. *From the 59th term, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises) have been applied.*

(2) Business Indicators of the Company

Term	First half of 57th term	First half of 58th term	First half of 59th term	57th term	58th term
Accounting Period	From April 1, 2004 to September 30, 2004	From April 1, 2005 to September 30, 2005	From April 1, 2006 to September 30, 2006	From April 1, 2004 to March 31, 2005	From April 1, 2005 to March 31, 2006
Sales (¥ millions)	20,723	30,143	20,475	45,267	54,149
Ordinary profits (¥ millions)	3,251	5,690	2,373	7,252	9,658
Net income for 6 months (or year) (¥ millions)	1,744	3,437	1,408	4,271	6,003
Capital Stock (¥ millions)	6,698	6,882	7,073	6,802	7,023
Total Number Of Shares Issued And Outstanding (1,000 Shares)	29,796	32,977	36,493	29,903	33,125
Net Assets (¥ millions)	26,940	31,778	33,325	29,636	34,796
Total Assets (¥ millions)	42,051	52,574	46,744	46,744	50,937
Dividends per share (¥)	—	—	—	43.00	59.00
Net Worth Ratio (%)	64.1	60.4	71.3	63.4	68.3
Number Of Employees	642	749	766	662	750

Note: 1. *Consumption tax not included in sales amounts.*

2. *As the Interim Consolidated Financial Statement is prepared, statement of "net asset per share,"* "earnings per share for 6 months (or year)," *and* "fully diluted earnings per share for 6 months (or year)" *was omitted.*

2. Business Lines

There has been no material change in information regarding Business Lines of our group (the Company and its affiliated companies) during the current interim consolidated accounting period. Also, there has been no material change in major affiliated companies.

3. Status of Affiliated Companies

There has been no material change in important affiliated companies during the current interim consolidated accounting period.

4. Status of Employees

(1) Status of Consolidated Companies

(as of September 30, 2006)

Name of Business Segment	Number of employees
Manufacturing and sales of industrial materials etc.	996
Other businesses	3
Total	999

Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(2) Status of the Submitting Company

(as of September 30, 2006)

Number of Employees	760

Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(3) Labor Union

There is no material matter concerning the labor-management relationship.

2. Status of Business

1. Outline of Business Performance, etc.

(1) Performance

The economic situation during the interim consolidated accounting period has been on the trend of gradual recovery due to an improvement in business results and increase in capital investment by the companies.

In related industries of the Company, in addition to tougher competition, centering on such digital products as mobile phones and large-size TVs, as a result of price hikes in raw materials due to soaring crude oil prices, the business environment became increasingly more severe.

In this environment, our Group (the Company, consolidated subsidiaries and the equity method affiliated companies) concentrated our management resources in the field of electronic materials among the business of manufacturing and sales of industrial materials to increase sales.

As a result, net sales for the current interim consolidated accounting period reached ¥24,431 million, an increase of 10.3% as compared to the previous interim consolidated accounting period. For profits, however, due to a significant decrease in selling prices in connection with fierce competition and increased material prices, operating profits were ¥2,067 million, a decrease of 2.4% as compared to the previous interim consolidated accounting period and ordinary profit was ¥2,590 million, a decrease of 12.3% as compared to the previous interim consolidated accounting period and interim net profit was ¥1,599 million, a decrease of 15.7% as compared to the previous interim consolidated accounting period.

Performance of segments was as follows.

In the field of electronic materials among the business of manufacturing and sales of industrial materials, sales of flexible and rigid printed circuit board materials increased and net sales were ¥13,941 million, an increase of 13.5% (amount of orders received increased by 10.2% to ¥13,431 million, amount of production increased by 32.0% as compared to the previous interim consolidated accounting period, on a non-consolidated basis of the submitting Company) as compared to the previous interim consolidated accounting period.

In the field of display materials, while sales of Fresnel lenses for projection TVs and materials for stereoscopic displays increased, but sales of anti-reflection plates decreased, and net sales decreased by 1.3% as compared to the previous interim consolidated accounting period to ¥4,695 million (amount of orders received: ¥4,659 million, a decrease of 4.2% and amount of production decreased by 2.4%, as compared to the previous interim consolidated accounting period, on a non-consolidated basis of the submitting company).

In the field of electric insulation materials, net sales recorded ¥1,717 million, an increase of 16.8% as compared to the previous interim consolidated accounting period and in the field of industrial-use structural materials, net sales were ¥1,980 million, an increase of 31.6% as compared to the previous interim consolidated accounting period. For related products, net sales reached ¥2,045 million, an increase of 7.0% as compared to the previous interim consolidated accounting period.

In other segments, as we liquidated the subsidiary for sales of sports and recreation goods in the previous consolidated fiscal year, net sales were only ¥50 million, a decrease of 83.2% as compared to the previous interim consolidated accounting period.

For performance of segments by business category, as the Group is mainly operating business of manufacturing and sales of industrial materials, and the ratio of the said business accounts for over 90% of both the total of net sales of all segments and the total of operating profits, the statement was omitted.

The category for regional segments does not apply as our corporate group only engages in business within Japan.

It should also be noted that the amounts of sales, orders and the like stated in this section do not include the amount of consumption tax, etc.

(2) Cash Flows

Cash and cash equivalents (hereinafter referred to as "Funds") in the current interim consolidated accounting period increased by ¥1,942 million (increase of 46.9% from the end of the previous interim consolidated accounting period) as compared to the previous interim consolidated accounting period due a decrease in corporate income tax, etc., paid and expense by acquisition of treasury stock and dividends paid, which reached ¥6,088 million at the end of the current interim consolidated accounting period.

The following is the status and factors of each of the cash flow categories during the current interim consolidated accounting period.

(Cash Flow from Operating Activities)

Cash inflow from operating activities was ¥2,207 million (an increase of ¥1,221 million over the previous interim consolidated accounting period) due to a decrease in corporate income tax, etc., paid while interim net profit before taxes, etc., decreased.

(Cash Flow From Investing Activities)

Cash outflow in investing activities recorded Funds was ¥8 million (Funds inflow of ¥230 million in the previous interim consolidated accounting period) due to the expenditure for acquisition of tangible fixed assets, etc., while there was cash inflow due to a refund of time deposits.

(Cash Flow from Financing Activities)

Cash outflow in financing activities recorded Funds was ¥1,418 million (decrease of ¥1,697 million as compared to the previous interim consolidated accounting period) due to the expense by acquisition of treasury stock and the decrease in dividends paid.

2. Manufacturing, Orders and Sales

The group (the Company and its consolidated subsidiaries. The same shall apply hereinafter.) has many different categories of products manufactured and sold, in widely differing areas, and even products of the same type are not necessarily the same in their volume, construction, form or other elements. There are also products which are not manufactured on a produce to order basis, and we do not indicate production volume or order volume in monetary amounts or quantities for business segment.

For this reason we have indicated the relationships for performance for each business segment in "1. Outline of Business Performance, etc.," with respect to the status of manufacturing, orders and sales.

The following states the percentages of sales by major customer and percentage of total sales during the previous interim consolidated accounting period and the current interim consolidated accounting period.

Customer	Previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)		Current interim consolidated accounting period (April 1, 2006 to September 30, 2006)	
	Amount (thousands of yen)	Ratio (%)	Amount (thousands of yen)	Ratio (%)
Sumitomo Shoji Chemicals	7,672,481	34.6	6,792,953	27.8

Note: The amounts in the above table do not include consumption tax.

3. Issues Requiring Attention by the Company

There are no material changes regarding subjects that must be dealt with by the group during the current interim consolidated accounting period.

4. Important Agreement, etc., for Operation

No applicable matters.

5. Research and Development Activities

Most of the research and development activities of our group are conducted by the submitting company and the technologies are deployed in the consolidated subsidiaries.

As a technology development company, we concentrate our research and development resources in the fields of electronic materials, display materials, and compound materials, our core segments, based on a flexible organizational structure in order to meet the needs of users, which have undergone diversification and advancement as well as constantly pursuing research and development of new technologies and products, aiming at promotion of technologies and expansion of fundamental technology, taking into consideration the launch of new products and incubation of next generation products and the future.

Examples of electronic materials include fiberglass cloths for printed circuit boards, pre-preg for special printed circuit boards, and FPC (flexible printed circuit board) materials. Examples of display materials include Fresnel lenses for projection TVs, anti-reflective films, and materials related to 3D (stereoscopic display); while for compound materials examples include materials related to super-conductivity, materials for aircraft interiors, electrical insulation materials and materials related to electronics equipment.

As of the end of the interim consolidated accounting period we had 174 personnel involved in research and development activities, and our research and development expenses during this period amounted to ¥1,355 million.

The following are major research achievements in our manufacturing and sales of industrial materials during the current interim consolidated accounting period.

- Development of Materials for New Grade Two-Layered Flexible Printed Boards

  In the mobile phone market, in addition to down-sizing and higher function, demand for materials suitable for the sliding method, which made the curvature radius as small as possible, has been increasing recently. The Company made efforts at producing thinner two-layered boards with copper foil and a polyimide structure responding to such a trend and developed flexible printed board materials which have flexibility and excel in sliding flexibility.

  We also have an assortment of halogen-free cover rays, combined with two-layered boards for sliding flexibility to differentiate from the products of competitors.

- Development of New PET Boards for PDP Electromagnetic Wave Shield

  In the front of a plasma display, shield mesh boards are used to shield electromagnetic waves which are generated by the device. Now, shield mesh boards are made mainly by attaching to glass and arranged as front boards. As the type which is directly attached to the device (direct attachment type) is superior in weight and improvement in brightness, the demand for this type is expected to increase. Direct attachment type requires adhesiveness which allows rework as well as heat resistance and we have developed high quality adhesives which satisfy these requirements and started a sample work of direct attachment type PET boards for PDP electromagnetic wave shields.

- Development of Large Boards Xpol for 3D (stereoscopic display)

  Along with development of larger display devices, including LCD (liquid crystal display) monitors, we are preparing manufacturing facilities corresponding to large boards Xpol for 3D (stereoscopic display). We will manufacture working samples of large-size LCD monitors and Xpol for large LCD TVs and exhibit at various exhibitions in order to develop the market for 3D (stereoscopic display) together with 3D display software.

- Development of Panels for Aircraft Interior Materials

  We completed development of panels for the interior of Boeing 787s. These panels realized the properties required by Boeing by using carbon fiber and newly developed phenol resin in order to make them lighter in weight. These products will be employed in galleys and lavatories of Boeing 787s, which will go into service in 2008.

- Development of Applied Products of Carbon Nano-tube

  The Company has been developing application of cup-stuck type carbon nano-tubes. By mixing a carbon nano-tube with epoxy resin, we have continued research for improving physical properties of carbon combined materials and the Company has commercialized them by application to carbon UD pre-pregs in the current period. These products are now used for golf club shafts and we will make efforts at applications to other areas.

3. Status of Facilities

1. Status of Major Facilities

There was no significant change in major facilities during the current interim consolidated accounting period.

2. Plan of New Installation and Retirement, etc., of Facilities

(1) In the current interim consolidated accounting period, major changes in connection with new installation of significant facilities are as follows, which were planned at the end of the previous consolidated fiscal year.
In the business of manufacturing and sales of industrial materials, for display materials manufacturing facilities of Nakatahara-Nishi Factory of the submitting Company (scheduled investments of ¥1,200 million), the plan was postponed due to review of demand trends, etc. Part of the plan of manufacturing facilities for electronic materials by Arisawa Fiberglass Co., Ltd. was reviewed and the scheduled investments were changed to ¥130 million from the initial ¥90 million.

(2) In the current interim consolidated accounting period, completion of new installation of significant facilities was as follows, which were in the planning stage at the end of the previous consolidated fiscal year.
In the business of manufacturing and sales of industrial materials, new installation of other facilities of Nakatahara Factory of the submitting Company was completed in May 2006 and they started operations. New installation of electronic materials manufacturing facilities of Nakatahara Factory was completed in August 2006 and September 2006 respectively and they started operations.
Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.

(3) New installation plan of significant facilities which have been newly determined in the current interim consolidated accounting period is as follows.

Company Name Office Name	Location	Name of Business Segment	Content of Facilities	Scheduled Investments		Method of fund raising	Start and date of scheduled completion		Increased capacity after completion
				Total (thousand yen)	Amount paid (thousand yen)		Start	Completion	
Submitting Company, Minami-Honcho Factory	Joetsu City, Niigata	Manufacturing and sales of industrial materials	Electronic materials manufacturing facilities	800,000	—	Own funds	October 2006	November 2007	Note 2
Arisawa Fiber Glass Co., Ltd.	Joetsu City, Niigata	Manufacturing and sales of industrial materials	Electronic materials manufacturing facilities	140,000	—	Own funds	October 2006	May 2007	Note 2

Note: 1. *The amounts in the above table do not include consumption tax.*
2. *Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.*

4. Status of the Submitting Company

1. Status of Equity Shares, etc.

(1) Total Number of Shares, etc.

1) Total number of shares

Class	Authorized number of shares to be issued
Common Stock	130,000,000
Total	130,000,000

2) Shares issued

Class	Number of shares issued and outstanding At the end of the interim accounting period (as of September 30, 2006)	Number of shares issued and outstanding As of date submitted (as of December 20, 2006)	Name of stock exchange where listed or securities dealers association where registered	Contents
Common Stock	36,547,029	36,547,029	Tokyo Stock Exchange (Market First Section)	—
Total	36,547,029	36,547,029	—	—

Note: In the column of "Number of shares issued and outstanding as of date submitted," the number of shares issued as a result of exercising the right to subscribe for new shares from December 1, 2006 to the date of submission of this interim report is not included.

(2) Status of New Share Subscription Rights, etc.

New share subscription rights issued under the former Commercial Code were as follows.

1) Resolution at the Annual General Meeting of Shareholders as of June 28, 2002

	At the end of the interim accounting period (as of September 30, 2006)	At the end of the previous month of the submission date (as of November 30, 2006)
Number of new share subscription rights	716	715
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	71,600	71,500
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,744	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2004 through June 30, 2007	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 1,744 Paid-in Capital Amount 872	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	—	—

2) Resolution at the Annual General Meeting of Shareholders as of June 27, 2003

	At the end of the interim accounting period (as of September 30, 2006)	At the end of the previous month of the submission date (as of November 30, 2006)
Number of new share subscription rights	2,279	2,278
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	227,900	227,800
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,954	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2005 through June 30, 2008	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 2,954 Paid-in Capital Amount 1,477	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	—	—

3) Resolution at the Annual General Meeting of Shareholders as of June 29, 2004

	At the end of the interim accounting period (as of September 30, 2006)	At the end of the previous month of the submission date (as of November 30, 2006)
Number of new share subscription rights	1,865	1,864
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	186,500	186,400
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	4,393	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2006 through June 30, 2009	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 4,393 Paid-in Capital Amount 2,197	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	—	—

4) Resolution at the Annual General Meeting of Shareholders as of June 29, 2005

	At the end of the interim accounting period (as of September 30, 2006)	At the end of the previous month of the submission date (as of November 30, 2006)
Number of new share subscription rights	397	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	39,700	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1	Same as on the left.
Exercise period of the new share subscription rights	August 1, 2005 through July 31, 2025	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 1 Paid-in Capital Amount 1	Same as on the left.
Terms and conditions to exercise the new share subscription rights	(1) Eligible persons may exercise the new share subscription rights only at the time of their retirement from office of directors of the Company; provided, however, that the eligible persons may exercise the new share subscription rights during the period between the following day of the date of retirement (hereinafter referred to as the "Commencement Date of Exercising Right") and the date elapsing ten (10) days from the Commencement Date of Exercising Right. (2) In the event that the eligible person has died, among his/her heirs, only the spouse, children and direct ancestors of the first degree may exercise the new share subscription rights; provided, however, that heirs may exercise the new share subscription rights during the period between following day of the retirement of the eligible person by death and the date elapsing three (3) months from that date.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	—	—

Note: It was granted in lieu of payment of money to the directors of the Company whose termination of the retirement bonuses was approved at the 56th general meeting of shareholders (June 29, 2004).

5) Resolution at the Annual General Meeting of Shareholders as of June 29, 2005

	At the end of the interim accounting period (as of September 30, 2006)	At the end of the previous month of the submission date (as of November 30, 2006)
Number of new share subscription rights	1,892	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	189,200	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,637	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2007 through June 30, 2010	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 2,637 Paid-in Capital Amount 1,319	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	—	—

New share subscription rights issued under the Corporation Law were as follows.

1) Resolution at the Board of Directors' Meeting of Shareholders as of June 29, 2006

	At the end of the interim accounting period (as of September 30, 2006)	At the end of the previous month of the submission date (as of November 30, 2006)
Number of new share subscription rights	390	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	39,000	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,810	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2008 through June 30, 2011	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 2,243 Paid-in Capital Amount 1,122	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a director of the Company at the time of exercising rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	—	—

2) Resolution at the board of directors' meeting of Shareholders as of June 29, 2006

	At the end of the interim accounting period (as of September 30, 2006)	At the end of the previous month of the submission date (as of November 30, 2006)
Number of new share subscription rights	1,990	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	199,000	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,810	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2008 through June 30, 2011	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 2,243 Paid-in Capital Amount 1,122	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	—	—

(3) The Change in Total Number of Shares Issued, Capital, etc.

Date	Number of shares issued and outstanding		Capital (thousands of yen)		Capital reserves (thousands of yen)	
	Change	Balance	Change	Balance	Change	Balance
April 1, 2006 through September 30, 2006 (Note)	20,900	36,547,029	15,764	7,117,251	15,764	6,229,282

Note: The increase is due to the exercise of the new share subscription rights (including the increase by the exercise of the preemptive rights under Paragraph 1 of the Article 280-19 of the former Commercial Code).

(4) Status of Major Shareholders

As of September 30, 2006

Full name or corporate name	Address	Number of shares held	Ratio of shares held to total number of shares issued and outstanding (%)
Japan Trustee Services Bank, Ltd. (Trust account)	8-11 Harumi 1-chome Chuo-ku, Tokyo	1,665,000	4.55
Mitsubishi Gas Chemical Co., Ltd. *1	5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo	1,472,152	4.02
The Chase Manhattan Bank NA London (Standing Agent: The Mizuho Corporate Bank, Ltd. Kabuto-cho Custody Office)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	1,421,700	3.89
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	1,233,800	3.37
Hachijuni Bank, Ltd.	178-8, Nakagosho Okada Nagano-city, Nagano	1,000,930	2.73
The Chase Manhattan Bank NA London SL Omnibus Account (Standing Agent: The Mizuho Corporate Bank, Ltd. Kabuto-cho Custody Office)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	908,000	2.48
Goldman Sachs International (Standing Agent: Goldman Sachs Japan Co., Ltd.)	133 FLEET STREET LONDON EC4A 2BB, U.K (Roppongi Hills Mori Tower, 10-1 Roppongi 6-chome, Minato-ku, Tokyo)	901,571	2.46
JP Morgan Chase Bank, 385050 (Standing Agent: The Mizuho Corporate Bank, Ltd. Kabuto-cho Custody Office)	Woolgate House, Coleman Street, London EC2D 2HD, ENGLAND (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	850,230	2.32
Dexia BIL Pool Julius Baer Multipartner Multistock (Standing Agent; Bank of Tokyo-Mitsubishi UFJ, Ltd.)	69, ROUTE D'ESCH, L-1470 LUXEMBOURG, GRAND-DUCHY OF LUXEMBOURG (Custody Business Department, 2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	825,024	2.25
Eiichi Arisawa	Joetsu City, Niigata Prefecture	789,846	2.16
Total	—	11,068,253	30.28

Note: *1. *Shares held by Mitsubishi Gas Chemical Co., Ltd. include 966,306 shares contributed by Mitsubishi Gas Chemical Co., Ltd. to the trust assets of retirement benefits trust (the name in the register of shareholders is "The Master Trust Bank of Japan, Ltd. (Retirement Benefit Trust Account/ Mitsubishi Gas Chemical Co., Ltd. Account).*

2. In addition to the above, we hold 1,218,427 shares of treasury stock.

3. *A copy of the Report on Major Shareholders, dated October 6, 2006 was sent to us from Schroder Investment Management (Japan) Ltd. and its joint holders, Schroder Investment Management (North America) Ltd. and Schroder Investment Management Ltd. and it was reported that they held shares as follows as of September 29, 2006 respectively, but since we cannot confirm the actual holding of shares at the end of the current interim accounting period, they are not included in the status of major shareholders above.*

Name	Address	Number of share certificates held	Ratio of share certificates held (%)
Schroder Investment Management (Japan) Ltd.	1-11-1 Marunouchi, Chiyoda-ku, Tokyo	2,805,100	7.68
Schroder Investment Management (North America) Ltd.	31 Gresham Street, London, EC2V 7QA, UK	1,289,800	3.53
Schroder Investment Management Ltd.	31 Gresham Street, London, EC2V 7QA, UK	147,500	0.40

(5) Status of Voting Rights

1) Shares issued and outstanding

As of September 30, 2006

Category	Number of Shares	Number of Rights	Remarks
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	Common Stock 1,218,400	—	—
Shares with full voting rights (others)	Common Stock 35,152,500	351,525	—
Odd stocks	Common Stock 176,129	—	—
Total number of shares issued and outstanding	36,547,029	—	—
Total number of voting rights of shareholders	—	351,525	—

Note: 500 shares and 5 rights held in the name of Securities Holding and Transfer Authorities are included in Number of Shares and Number of Rights of Shares with full voting rights (others), respectively.

2) Treasury Stocks, etc.

As of September 30, 2006

Full name or corporate name, etc., of holder		Number of shares held			Ratio of shares held to total number of shares issued and outstanding (%)
Full name or corporate name	Address	In own name	In other's name	Total	
Arisawa Manufacturing Co., Ltd.	5-5 Minami Honcho1-chome, Joetsu-shi, Niigata Prefecture	1,218,400	—	1,218,400	3.33
Total	—	1,218,400	—	1,218,400	3.33

2. Share Price Movement

The highest/lowest share prices during the current interim accounting period:

Month	April 2006	May 2006	June 2006	July 2006	August 2006	September 2006
High (¥)	2,855	2,850	2,470	2,180	1,887	1,807
Low (¥)	2,440	2,360	1,995	1,602	1,616	1,401

Note: Highest and lowest share prices are those on the 1st Section of Tokyo Stock Exchange Co., Ltd.

3. Status of Directors

There are no changes to Directors from the date of submission of Securities Report for the previous fiscal year through the date of submission of the current Semi-Annual Securities Report.

5. Status of Accounting

1. Method of Preparation of Interim Consolidated Financial Statements and Interim Financial Statements

(1) The interim consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Consolidated Financial Statements" (Ministerial Ordinance No. 24 of the Ministry of Finance of 1999; hereinafter referred to as "Regulations of Interim Consolidated Financial Statements").

During the previous interim consolidated accounting period (from April 1, 2005 to September 30, 2005), financial statements have been prepared in compliance with the Regulations of Interim Consolidated Financial Statements before the amendment, and during the current interim consolidated accounting period (from April 1, 2006 to September 30, 2006), financial statements have been prepared in compliance with the Regulations of Interim Consolidated Financial Statements after the amendment.

(2) The interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Financial Statements" (Ministerial Ordinance No. 38 of the Ministry of Finance of 1977; hereinafter referred to as "Regulations of Interim Financial Statements").

During the previous interim accounting period (from April 1, 2005 to September 30, 2005), financial statements have been prepared in compliance with the Regulations of Interim Financial Statements before the amendment, and during the current interim accounting period (from April 1, 2006 to September 30, 2006), financial statements have been prepared in compliance with the Regulations of Interim Financial Statements after the amendment.

2. Certification of Auditing

Based on the provisions of Article 193-2 of the Securities and Exchange Law, the interim consolidated financial statements and the interim financial statements of the Company for the previous interim consolidated accounting period (from April 1, 2005 to September 30, 2005) and the previous interim accounting period (from April 1, 2005 to September 30, 2005), as well as the interim consolidated financial statements and the interim financial statements of the Company for the current interim consolidated accounting period (from April 1, 2006 to September 30, 2006) and the current interim accounting period (from April 1, 2006 to September 30, 2006) were subject to an interim audit by Shin Nihon & Co., respectively.

1. Interim Consolidated Financial Statements, etc.

(1) Interim Consolidated Financial Statements

1) Interim Consolidated Balance Sheet

		End of previous interim consolidated accounting period (As of September 30, 2005)			End of current interim consolidated accounting period (As of September 30, 2006)			Condensed consolidated balance sheet for previous consolidated fiscal year (As of March 31, 2006)		
Item	Note	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)
(Assets)										
I. Current Assets										
1. Cash and deposits			4,865,406			6,833,261			6,568,685	
2. Notes and accounts receivable	*4		10,763,766			13,352,022			10,138,086	
3. Inventories			7,954,744			8,142,178			7,700,263	
4. Deferred taxable assets			525,387			279,588			278,068	
5. Others	*4		942,427			808,508			990,257	
Allowance for doubtful accounts			Δ10,544			Δ47,774			Δ50,732	
Total Current Assets			25,041,187	45.6		29,367,785	49.2		25,624,628	45.4
II. Fixed Assets										
1. Tangible fixed assets										
(1) Buildings and structures	*1 *2	7,437,084			7,412,561			7,474,180		
(2) Machinery, equipment and delivery equipment	*1 *2	7,489,171			6,802,608			6,868,911		
(3) Land	*2	1,549,772			1,551,385			1,549,772		
(4) Others	*1 *2	1,711,965	18,187,995	33.1	886,149	16,652,704	27.9	1,015,539	16,908,404	30.0
2. Intangible fixed assets			109,567	0.2		147,010	0.2		96,511	0.2
3. Investments and other assets										
(1) Investment Securities		10,927,562			12,990,272			13,346,493		
(2) Deferred taxable assets		79,434			48,754			49,802		
(3) Others		589,780			709,469			526,919		
Allowance for doubtful debts		Δ35,929	11,560,848	21.1	Δ207,862	13,540,634	22.7	Δ167,294	13,755,921	24.4
Total Fixed Assets			29,858,410	54.4		30,340,349	50.8		30,760,837	54.6
Total Assets			54,899,598	100.0		59,708,134	100.0		56,385,465	100.0

Item	Note	End of previous interim consolidated accounting period (As of September 30, 2005)		End of current interim consolidated accounting period (As of September 30, 2006)		Condensed consolidated balance sheet for previous consolidated fiscal year (As of March 31, 2006)	
		Amount (thousand yen)	Com-position ratio (%)	Amount (thousand yen)	Com-position ratio (%)	Amount (thousand yen)	Com-position ratio (%)
(Liabilities)							
I. Current Liabilities							
1. Notes and accounts payable	*4	10,269,691		12,251,982		9,915,961	
2. Short-term borrowings	*2 *3	196,000		191,000		194,000	
3. Accrued income tax and others		918,067		977,086		821,716	
4. Allowance for bonuses		585,414		1,011,716		787,797	
5. Reserve for officers' bonuses		—		5,565		—	
6. Others		1,917,017		1,916,393		1,255,931	
Total Current Liabilities		13,886,191	25.3	16,353,744	27.4	12,975,406	23.0
II. Fixed Liabilities							
1. Long-term borrowings	*2	1,000		—		—	
2. Deferred taxable liabilities		366,027		271,732		344,905	
3. Reserve for severance payment		36,911		38,318		37,598	
4. Consolidated Adjustment Account		2,676		—		—	
5. Others		103,055		77,498		100,061	
Total Fixed Liabilities		509,671	0.9	387,548	0.6	482,565	0.9
Total Liabilities		14,395,862	26.2	16,741,293	28.0	13,457,971	23.9
(Stockholder Equity)							
I. Capital		7,073,223	12.9	—	—	7,101,486	12.5
II. Capital Reserve		6,185,254	11.3	—	—	6,213,517	11.0
III. Earned Surplus		27,734,960	50.5	—	—	30,882,205	54.8
IV. Other Differences from Appreciation of Securities		852,315	1.5	—	—	1,076,085	1.9
V. Exchange Conversion Adjustment Settlement		43,892	0.1	—	—	98,336	0.2
VI. Treasury Stock		Δ1,385,911	Δ2.5	—	—	Δ2,444,136	Δ4.3
Total Stockholder Equity		40,503,735	73.8	—	—	42,927,494	76.1
Total Liabilities and Stockholder Equity		54,899,598	100.0	—	—	56,385,465	100.0

Item	Note	End of previous interim consolidated accounting period (As of September 30, 2005)		End of current interim consolidated accounting period (As of September 30, 2006)		Condensed consolidated balance sheet for previous consolidated fiscal year (As of March 31, 2006)	
		Amount (thousand yen)	Com-position ratio (%)	Amount (thousand yen)	Com-position ratio (%)	Amount (thousand yen)	Com-position ratio (%)
(Net Assets)							
I. Shareholders' Equity							
1. Capital		—	—	7,117,251	11.9	—	—
2. Capital reserve		—	—	6,229,282	10.4	—	—
3. Earned surplus		—	—	31,302,754	52.4	—	—
4. Treasury stock		—	—	Δ2,724,400	Δ4.5	—	—
Total Shareholders' Equity		—	—	41,924,886	70.2	—	—
II. Valuation and Translation Difference, etc.							
1. Other differences from appreciation of securities		—	—	969,727	1.6	—	—
2. Exchange conversion adjustment settlement		—	—	63,266	0.2	—	—
Total valuation and translation difference, etc.		—	—	1,032,993	1.8	—	—
III. New Share Subscription Rights		—	—	8,961	0.0	—	—
Total Net Assets		—	—	42,966,841	72.0	—	—
Total Liabilities and Net Assets		—	—	59,708,134	100.0	—	—

2) Interim Consolidated Profit and Loss Statement

Item	Note	Previous interim consolidated accounting period (From April 1, 2005 to September 30, 2005)			Current interim consolidated accounting period (From April 1, 2006 to September 30, 2006)			Condensed consolidated statement of income for previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)		
		Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales			22,146,667	100.0		24,431,730	100.0		44,759,600	100.0
II. Sales Cost			18,243,756	82.4		20,600,125	84.3		37,433,192	83.6
Gross profit on sales			3,902,911	17.6		3,831,605	15.7		7,326,408	16.4
III. Selling and General Administration Expenses										
1. Freight and packaging cost		383,804			407,291			735,913		
2. Officer's compensation		189,859			—			366,949		
3. Wage allowances		310,779			284,350			741,282		
4. Transfer to reserve for bonus		117,143			162,850			133,711		
5. Transfer to reserve for officers' bonuses		—			5,565			—		
6. Transfer to retirement wage allowance		27,802			21,001			53,366		
7. Transfer to allowance for doubtful accounts		3,593			8,297			28,619		
8. Other		752,363	1,785,347	8.1	874,653	1,764,010	7.2	1,438,341	3,498,185	7.8
Operating Profit			2,117,564	9.5		2,067,594	8.5		3,828,222	8.6
IV. Non-Operating Revenue										
1. Interest received		14,828			9,908			25,976		
2. Dividend received		38,765			16,549			58,007		
3. Write-off of consolidated adjustment account		535			—			—		
4. Investment profit on equity method		595,296			417,726			1,298,262		
5. Others		263,354	912,780	4.1	151,921	596,105	2.4	487,490	1,869,736	4.2
V. Non-Operating Expenses										
1. Interest paid		620			696			2,146		
2. Compensation for insufficient payment		30,286			—			64,601		
3. Loss on sale of accounts receivable		—			12,837			—		
4. Rent payment		25,794			19,794			48,363		
5. Transfer to allowance for doubtful accounts		—			25,712			193,060		
6. Other		19,320	76,021	0.3	14,592	73,633	0.3	68,872	377,045	0.9
Ordinary Profit			2,954,323	13.3		2,590,067	10.6		5,320,913	11.9
VI. Extraordinary Profit										
1. Profit on sale of investment securities		23,249			10,277			570,300		
2. Profit on sale of fixed assets	*1	—			3,867			2,023		
3. Profit from reversal of officers' retirement bonuses		127,034			—			127,034		
4. Other		500	150,783	0.7	1,659	15,804	0.1	511	699,869	1.6

Item	Note	Previous interim consolidated accounting period (From April 1, 2005 to September 30, 2005) Amount (thousand yen)		(%)	Current interim consolidated accounting period (From April 1, 2006 to September 30, 2006) Amount (thousand yen)		(%)	Condensed consolidated statement of income for previous consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount (thousand yen)		(%)
VII. Extraordinary Losses										
1. Loss on retirement of fixed assets	*2	13,199			11,528			337,602		
2. Loss on sale of fixed assets	*3	—			1,424			442		
3. Loss on retirement of inventories		128,921			—			85,628		
4. Loss on impairment	*4	5,604			—			5,604		
5. Loss on sale of investment securities		—			—			36,003		
6. Valuation loss on investment securities		—			—			152,773		
7. Transfer to allowance for doubtful accounts		—			3,600			—		
8. Other		26,845	174,571	0.8	1,000	17,552	0.1	38,023	656,078	1.5
Interim (current) net profit, before taxes, etc.			2,930,535	13.2		2,588,319	10.6		5,364,705	12.0
Corporate income tax, local resident tax, and enterprise tax	*5	1,033,387			988,797			1,301,589		
Adjustment of corporate income tax, etc.	*5	—	1,033,387	4.7	—	988,797	4.0	170,525	1,472,115	3.3
Interim (current) net profits			1,897,148	8.5		1,599,522	6.6		3,892,589	8.7

3) Statements of Interim Consolidated Surplus and Interim Consolidated Shareholders' Equity Fluctuation

Interim Consolidated Surplus Statement

		Current interim consolidated accounting period (From April 1, 2005 to September 30, 2005)		Condensed consolidated statement of surplus for previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)	
Item	Note	Amount (thousand yen)		Amount (thousand yen)	
(Capital surplus)					
I. Balance at the beginning of period			6,135,250		6,135,250
II. Adjustment of surplus					
1. New share issues by capital increase		50,004	50,004	78,267	78,267
III. Balance at the end of interim period (at the end of year)			6,185,254		6,213,517
(Earned surplus)					
I. Balance at the beginning of period			27,798,452		27,798,452
II. Increase in earned surplus					
1. Interim (current) net profit		1,897,148		3,892,589	
2. Increase amount in connection with changes in the ratio of interests in the companies to which the equity method applies		—		1,327,868	
3. Increase amount in connection with the decrease in the number of consolidated subsidiaries		—	1,897,148	9,984	5,230,443
III. Adjustment of earned surplus					
1. Dividends		1,952,178		1,952,178	
2. Bonuses for directors		8,462		8,462	
3. Decrease amount due to merger with a non-consolidated subsidiary		—	1,960,640	186,049	2,146,690
IV. Balance at the end of interim period (at the end of year)			27,734,960		30,882,205

Statement of Interim Consolidated Shareholders' Equity Fluctuation

Current interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the interim consolidated accounting period					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus (Note)			Δ1,170,580		Δ1,170,580
Officers' bonuses (Note)			Δ8,393		Δ8,393
Interim net profit			1,599,522		1,599,522
Acquisition of treasury stock				Δ280,263	Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim consolidated accounting period (net amount)					
Total fluctuating amount during the interim consolidated accounting period (in thousands of yen)	15,764	15,764	420,548	Δ280,263	171,814
Balance as of September 30, 2006 (in thousands of yen)	7,117,251	6,229,282	31,302,754	Δ2,724,400	41,924,886

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	—	42,927,494
Fluctuating amount during the interim consolidated accounting period					
Issue of new shares					31,529
Dividend of surplus (Note)					Δ1,170,580
Officers' bonuses (Note)					Δ8,393
Interim net profit					1,599,522
Acquisition of treasury stock					Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim consolidated accounting period (net amount)	Δ106,358	Δ35,070	Δ141,429	8,961	Δ132,467
Total fluctuating amount during the interim consolidated accounting period (in thousands of yen)	Δ106,358	Δ35,070	Δ141,429	8,961	39,346
Balance as of September 30, 2006 (in thousands of yen)	969,727	63,266	1,032,993	8,961	42,966,841

Note: This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

4) Interim Consolidated Cash Flow Statements

		Previous interim consolidated accounting period (From April 1, 2005 to September 30, 2005)	Current interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	Statement of condensed consolidated cash flow for previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)
Item	Note	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
I. Cash flow from operation activities				
Interim (current) net profit before taxes, etc.		2,930,535	2,588,319	5,364,705
Depreciation		1,338,499	1,209,575	2,771,557
Loss on impairment		5,604	—	5,604
Amortization of consolidated adjustment account		Δ535	—	—
Stock compensation expenses		—	8,961	—
Investment profit by equity method		Δ595,296	Δ417,726	Δ1,298,262
Profit on sale of fixed assets		—	Δ3,867	Δ2,023
Loss on sale of fixed assets		—	1,424	442
Expenses for shares issued		1,817	557	2,713
Loss on retirement of tangible fixed assets		13,199	11,528	337,602
Profit on sale of investment securities		Δ23,249	Δ10,277	Δ570,300
Loss on sale of investment securities, etc.		—	—	36,275
Valuation loss on investment securities, etc.		—	—	167,680
Loss on arrangement of subsidiaries		—	—	22,368
Profit on conversion		Δ33,470	Δ233	Δ59,656
Bad debt loss		—	—	13,062
Increase or (decrease) in reserve for bonuses		Δ463,910	223,919	Δ263,373
Increase in reserve for officers' bonuses		—	5,565	—
Increase in reserve for retirement allowance		687	719	1,374
Increase in allowance for doubtful accounts		3,713	37,609	206,926
Interest and dividends received		Δ53,594	Δ26,458	Δ83,983
Interest paid		620	696	2,146
Decrease or (increase) in sales receivables		1,662,177	Δ3,214,938	2,259,656
Increase in inventories		Δ659,736	Δ441,915	Δ405,255
Increase or (decrease) in purchase liabilities		Δ1,008,166	2,336,021	Δ1,361,897
Increase or (decrease) in accrued consumption tax, etc.		Δ259,854	149,991	Δ324,827
Increase in other assets		Δ155,226	Δ99,984	Δ289,559
Increase or (decrease) in other liabilities		Δ304,085	57,460	Δ223,773
Bonuses to officers paid		Δ8,462	Δ8,393	Δ8,462
Others		—	Δ649	—
Subtotal		2,391,266	2,407,904	6,300,741

Item	Note	Previous interim consolidated accounting period (From April 1, 2005 to September 30, 2005)	Current interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	Statement of condensed consolidated cash flow for previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)
		Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
Interest and dividends received		378,497	605,931	401,648
Interest paid		Δ619	Δ686	Δ2,142
Corporate income tax, etc., paid		Δ1,782,909	Δ805,871	Δ2,229,647
Cash flow from operation activities		986,235	2,207,277	4,470,600
II. Cash flow from investment activities				
Expenditure for placement in time deposits		—	Δ695,000	Δ2,950,000
Revenue from refund of time deposits		1,900,000	1,210,039	4,309,996
Expenditure for acquisition of tangible fixed assets		Δ1,458,782	Δ572,021	Δ2,578,913
Revenue from sale of tangible fixed assets		—	18,879	8,674
Expenditure for acquisition of intangible fixed assets		—	Δ40,732	Δ5,781
Expenditure for acquisition of investment securities		Δ596,263	Δ222,347	Δ1,181,204
Revenue from sale of investment securities		358,332	209,593	1,132,635
Expenditure for lending		Δ108,380	Δ6,969	Δ184,509
Revenue from collection of loans		135,447	90,453	349,280
Others		Δ124	—	2,015
Cash flow from investment activities		230,230	Δ8,103	Δ1,097,805
III. Cash flow from financing activities				
Expenditure for repayment of long-term borrowings		Δ3,000	Δ3,000	Δ6,000
Proceeds from stocks issued		98,191	30,971	153,820
Expense by acquisition of treasury stock		Δ1,263,655	Δ280,263	Δ2,321,881
Dividends paid		Δ1,947,307	Δ1,166,399	Δ1,948,891
Cash flow from financing activities		Δ3,115,771	Δ1,418,691	Δ4,122,951
IV. Conversion difference in cash and cash equivalents		8,465	Δ867	15,155
V. Increase (decrease) in cash and cash equivalents		Δ1,890,840	779,615	Δ735,001
VI. Cash and cash equivalents at the beginning of year		6,036,210	5,308,645	6,036,210
VII. Increase amount of cash and cash equivalents in connection with merger		—	—	7,437
VIII. Cash and cash equivalents at the end of interim period (year)	*	4,145,369	6,088,261	5,308,645

Substantial Underlying Matters for Preparation of Interim Consolidated Financial Statements

Item	The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
1. Scope of consolidation	(1) Number of consolidated subsidiaries: 6 Name of important consolidated subsidiaries: Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd. As regards Arisawa Sporting Goods Co., Ltd., as stated in the significant subsequent events, a resolution was adopted at the board of directors' meeting of the Company held on September 22, 2005 that it will be dissolved by the end of January, 2006. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. Arisawa PG Co., Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. In this regard, Arisawa PG Co., Ltd. was bought out by the Company as of December 1, 2005, as stated in the "Significant subsequent events," after entering into a merger agreement as of September 22, 2005. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, interim net income (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the interim consolidated financial statements.	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Eagle Co., Ltd. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. In this regard, Arisawa PG Co., Ltd. was bought out by the Company as of December 1, 2005, as stated in the "Significant subsequent events," after entering into a merger agreement as of September 22, 2005. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Same as on the left.	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Eagle Co., Ltd. Arisawa Sporting Goods Co., Ltd., which had been one of our consolidated subsidiaries until the previous consolidated fiscal year, completed liquidation and the profit and loss statement for the period by the completion of liquidation was consolidated. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. The Company absorbed Arisawa PG Co., Ltd., a non-consolidated subsidiary, as of December 1, 2005. A resolution to dissolve Kei Ski Garage, Ltd. as of January 26, 2006 was adopted as stated in the important events after closing the accounts and liquidation is to be completed by the end of June 2006. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, interim net income (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the consolidated financial statements.

Item	The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
2. Application of equity method	(1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc As regards Scalar Corporation, all the shares were sold during the current interim consolidated accounting period and as it is no longer an affiliate, it was excluded from the companies to which the equity method is applied. (2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other five companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the interim consolidated financial statements and have no significance as a whole in terms of interim net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) The interim financial statements of the interim accounting period of the company in question have been used for those companies covered under the equity method whose interim settlement dates differ from the interim consolidated settlement date. (4) —	(1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc (2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the interim consolidated financial statements and have no significance as a whole in terms of interim net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) Same as on the left. (4) —	(1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc As regards Scalar Corporation, all the shares were sold during the current consolidated fiscal year and as it is no longer an affiliate, it was excluded from the companies to which the equity method is applied. (2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other five companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of current net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date. (4) Profit and loss on the change of equity due to the decrease in equity in connection with capital increase by new shares at market price of Polatechno Co., Ltd. was appropriated in the consolidated surplus statement as increase amount in connection with changes in the ratio of interests in the companies to which the equity method applies.
3. Interim Closing Date of Consolidated Subsidiaries (Closing Date)	Interim closing date of consolidated subsidiaries is the same as the consolidated interim closing date except for Arisawa Sporting Goods Co., Ltd. The interim closing date of the company is July 31, 2005, but in preparing current consolidated interim financial statements, we have used interim financial statements as of the interim closing date. With respect to substantial transactions made between different closing dates, necessary adjustment for consolidation has been made.	End of interim period of all consolidated subsidiaries is the same as the interim consolidated closing date.	End of fiscal year of all consolidated subsidiaries is the same as the consolidated closing date.

Item	The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
4. Accounting standards	(1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost. 2) Derivatives Valued at the current price. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but two of the consolidated subsidiaries adopt valuation at cost by the gross average method. Raw materials and stores: Valued by the gross average method at cost. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery & delivery equipment: 4 - 9 years 2) Depreciation method for intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years). (3) Posting standards for important allowances 1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	(1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to net assets and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Same as on the left. 2) Derivatives Same as on the left. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but one of the consolidated subsidiaries adopts valuation at cost by the gross average method. Raw materials and stores: Same as on the left. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Same as on the left. 2) Depreciation method for intangible fixed assets: Same as on the left. (3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left.	(1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Same as on the left. 2) Derivatives Same as on the left. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but one of the consolidated subsidiaries adopts valuation at cost by the gross average method. Raw materials and stores: Same as on the left. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Same as on the left. 2) Depreciation method for intangible fixed assets: Same as on the left. (3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left.

Item	The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
	2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period is booked as reserve based on estimation.	2) Reserve for bonuses Same as on the left.	2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year.
	3) —	3) Reserves for Officers' Bonuses Some consolidated subsidiaries appropriated the amount to be incurred in the current interim consolidated accounting period of the expected amount to be paid in the current consolidated fiscal year in preparation for expenses of bonuses to officers. (Changes in Accounting Policy) From the current interim consolidated accounting period, "Accounting Standards for Officers' bonuses" (Issue No. 4 of Accounting Standards for Business Enterprises, November 29, 2005) has been applied. As a result of this, operating profit, ordinary profit and interim net profit before taxes, etc., decrease by ¥5,565 thousand.	3) —

Item	The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
	4) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥310,632 thousand to prepaid pension expenses as pension assets at the end of the current interim consolidated accounting period exceeding the liability for retirement benefits. (Changes in Accounting Policy) From the current interim consolidated accounting period, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and interim net profit before taxes, etc., increased by ¥719 thousand.	4) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥441,766 thousand to prepaid pension expenses as pension assets at the end of the current interim consolidated accounting period exceeding the liability for retirement benefits.	4) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥459,865 thousand to prepaid pension expenses as pension assets at the end of the current consolidated fiscal year exceeding the liability for retirement benefits. (Changes in Accounting Policy) From the current consolidated fiscal year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and current net profit before taxes, etc., increased by ¥1,438 thousand. Amount of impact on segment information is stated in the pertinent place.
	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, on the closing day of the interim consolidated accounting period, and the difference in conversion is entered as income or loss.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Same as on the left.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate on the closing day of the consolidated accounting period, and the difference in conversion is entered as income or loss.
	(5) Treatment of important leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	(5) Treatment of important leasing transactions Same as on the left.	(5) Treatment of important leasing transactions Same as on the left.

Item	The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
	(6) Method of accounting for major hedges 1) Method of hedge accounting Allocation of foreign exchange transactions 2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. 3) Hedging policy In order to improve the financial balance, hedging shall be conducted within the extent of liabilities involved. 4) Method of evaluating the effectiveness of hedging In the period from hedging commencing time to the effectiveness determination time, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both. (7) Other substantial underlying matters for preparation of interim consolidated financial statements 1) Method for treatment of deferred assets All the costs for new share issuance are treated as costs at the time of expenditure. 2) Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	(6) — (7) Other substantial underlying matters for preparation of interim consolidated financial statements 1) — 2) Accounting treatment of consumption tax, etc. Same as on the left.	(6) Method of accounting for major hedges 1) Method of hedge accounting Allocation of foreign exchange transactions 2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. 3) Hedging policy In order to improve the financial balance, hedging shall be conducted within the extent of liabilities involved. 4) Method of evaluating the effectiveness of hedging In the period from hedging commencing time to the effectiveness determination time, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both. (7) Other substantial underlying matters for preparation of consolidated financial statements 1) Method for treatment of deferred assets All the costs for new share issuance are treated as costs at the time of expenditure. 2) Accounting treatment of consumption tax, etc. Same as on the left.
5. Scope of funds in interim consolidated cash flow statements (consolidated cash flow statements)	The funds are cash, demand deposits that can be withdrawn at any time and short term investments which are easily convertible into cash that carries only a small risk of price fluctuation, and will reach maturity dates within 3 months from the dates on which they are acquired.	Same as on the left.	Same as on the left.

Changes in Substantial Underlying Matters for Preparation of Interim Consolidated Financial Statements

The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
(Accounting Standards for Impairment of Fixed Assets) From the current interim consolidated accounting period, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, interim net profit before taxes, etc., decreased by ¥5,604 thousand. In this regard, accumulated amount of impairment losses is directly deducted from the amount of each asset, based on the revised regulations of interim consolidated financial statements.	—	(Accounting Standards for Impairment of Fixed Assets) From the current consolidated fiscal year, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, interim net profit before taxes, etc., decreased by ¥5,604 thousand. In this regard, accumulated amount of impairment losses is directly deducted from the amount of each asset, based on the revised regulations of consolidated financial statements.
—	(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current interim consolidated accounting period, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥42,957,880 thousand. In this regard, Net Assets in the interim consolidated balance sheet in the current interim consolidated accounting period is prepared in compliance with the revised rules for interim consolidated financial statements in connection with the revised rules for interim consolidated financial statements.	—
—	(Accounting Standards for Stock Option, etc.) From the current interim consolidated accounting period, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and interim net profit before taxes, etc., decreased by ¥8,961 thousand.	—

Changes in Method of Notation

The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)
(Interim Consolidated Profit and Loss Statement) "Officer's Compensation" in Selling, General & Admin. Expenses has been included in "Others" of Selling, General & Admin. Expenses by the previous interim consolidated accounting period, but as it exceeded 10/100 of the total amount of Selling, General & Admin. Expenses, it was separately stated. In this regard, the amount of "Officer's Compensation" in the previous interim consolidated accounting period was ¥150,745 thousand.	(Interim Consolidated Profit and Loss Statement) 1. "Officer's Compensation" (¥162,530 thousand in the current interim consolidated accounting period) in Selling, General & Admin. Expenses, which had been separately stated by the previous interim consolidated accounting period, are stated in "Others" in Selling, General & Admin. Expenses, because they decreased to less than 10/100 of the total amount of Selling, General & Admin. Expenses. 2. "Compensation for insufficient payment" (¥6,846 thousand in the current interim consolidated accounting period), in Non-operating Expenses, which had been separately stated by the previous interim consolidated accounting period, is stated in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses. 3. "Loss on sale of accounts receivable" in Non-operating expenses has been included in "Other" of Non-operating expenses by the previous interim consolidated accounting period, but as it exceeded 10/100 of the total amount of Non-operating expenses, it was separately stated. In this regard, the amount of "Loss on sale of accounts receivable" in the previous interim consolidated accounting period was ¥6,915 thousand. 4. "Transfer to allowance for doubtful accounts" in Extraordinary losses has been included in "Others" of Extraordinary losses by the previous interim consolidated accounting period, but as it exceeded 10/100 of the total amount of Extraordinary losses, it was separately stated. In this regard, the amount of "Transfer to allowance for doubtful accounts" in the previous interim consolidated accounting period was ¥17,230 thousand.

Explanatory Notes

(Notes to Related Interim Consolidated Balance Sheet)

End of Previous Interim Consolidated Accounting Period (as of September 30, 2005)	End of Current Interim Consolidated Accounting Period (as of September 30, 2006)	Previous consolidated fiscal year (as of March 31, 2006)
*1 Accumulated depreciation of tangible fixed assets ¥22,471,250 thousand	*1 Accumulated depreciation of tangible fixed assets ¥23,869,162 thousand	*1 Accumulated depreciation of tangible fixed assets ¥22,786,810 thousand
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 2,643,683 (2,643,683) Machinery, equipment and delivery equipment 1,432,710 (1,432,710) Tools and fixtures 35,896 (35,896) Land 258,342 (191,025) Total 4,370,632 (4,303,315) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 6,000 (6,000) Long term borrowings 1,000 (1,000) Total: 157,000 (157,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 4,286,392 (4,286,392) Machinery, equipment and delivery equipment 3,376,015 (3,376,015) Tools and fixtures 58,627 (58,627) Land 258,342 (191,025) Total 7,979,377 (7,912,060) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 1,000 (1,000) Total: 151,000 (151,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 4,446,373 (4,446,373) Machinery, equipment and delivery equipment 3,828,422 (3,828,422) Tools and fixtures 67,948 (67,948) Land 258,342 (191,025) Total 8,601,087 (8,533,770) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 4,000 (4,000) Total: 154,000 (154,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
*3 The submitting company has executed an overdraft agreement with three correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim consolidated accounting period: (in thousands of yen) Current account overdrafts ¥2,050,000 Draw-downs ¥190,000 Net ¥1,860,000	*3 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim consolidated accounting period: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*3 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000
*4 —	*4 Notes to be Matured at the End of Interim Consolidated Accounting Period For accounting treatment of notes to be matured at the end of interim consolidated accounting period, it is settled as of the clearance date of notes. As the end of the current interim consolidated accounting period fall on a bank holiday, the notes to be matured at the end of the next interim consolidated accounting period are included in the balance at the end of interim consolidated accounting period. (in thousands of yen) Notes receivable ¥461,654 Notes payable ¥409,078 Other (Notes payable re facilities) ¥35,608	*4 —

(Notes to Related Interim Consolidated Profit and Loss Statement)

<table>
<tr><th>Previous Interim Consolidated Accounting Period
(April 1, 2005 to September 30, 2005)</th><th>Current Interim Consolidated Accounting Period
(April 1, 2006 to September 30, 2006)</th><th>Previous consolidated fiscal year
(April 1, 2005 to March 31, 2006)</th></tr>
<tr><td>*1 —</td><td>*1 Profit from sale of fixed assets is ¥3,867,000, from sale of machinery, equipment and delivery equipment.</td><td>*1 Profit from sale of fixed assets are as follows:
(in thousands of yen)
Tools and fixtures ¥1,759
Machinery, equipment and delivery equipment ¥264
Total ¥2,023</td></tr>
<tr><td>*2. Loss on retirement of fixed assets are as follows:
(in thousands of yen)
Building and Structure ¥4,354
Machinery, equipment and delivery equipment ¥3,502
Others ¥5,342
Total ¥13,199</td><td>*2. Loss on retirement of fixed assets are as follows:
(in thousands of yen)
Machinery, equipment and delivery equipment ¥10,032
Others ¥1,495
Total ¥11,528</td><td>*2. Loss on retirement of fixed assets are as follows:
(in thousands of yen)
Machinery, equipment and delivery equipment ¥293,935
Building and Structure ¥27,866
Expense for disposal of facilities ¥9,328
Tools and fixtures ¥6,472
Total ¥337,602</td></tr>
<tr><td>*3. —</td><td>*3. Loss on sale of fixed assets is ¥1,424,000, from sale of machinery, equipment and delivery equipment.</td><td>*3 Loss on sale of fixed assets are as follows:
(in thousands of yen)
Machinery, equipment and delivery equipment ¥370
Telephone subscription right ¥71
Total ¥442</td></tr>
<tr><td>*4 Loss on impairment
Our group appropriated the following loss on impairment in the current interim consolidated accounting period.
<table>
<tr><th>Place</th><th>Usage</th><th>Type</th></tr>
<tr><td>Myoko-shi, Niigata Prefecture</td><td>Dormant assets</td><td>Land</td></tr>
<tr><td>Hichiso-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
<tr><td>Shirakawa-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
</table>
Our group makes grouping of leased assets and dormant assets by each asset based on the segment of business type.
In the current interim consolidated accounting period, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand).
Breakdown is Land of ¥1,197 thousand and investment real property of ¥4,407 thousand.
In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.</td><td>*4 —</td><td>*4 Loss on impairment
Our group appropriated the following loss on impairment in the current consolidated fiscal year.
<table>
<tr><th>Place</th><th>Usage</th><th>Type</th></tr>
<tr><td>Myoko-shi, Niigata Prefecture</td><td>Dormant assets</td><td>Land</td></tr>
<tr><td>Hichiso-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
<tr><td>Shirakawa-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
</table>
Our group makes grouping of leased assets and dormant assets by each asset based on the segment of business type.
In the current consolidated fiscal year, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand).
Breakdown is Land of ¥1,197 thousand and investment real property of ¥4,407 thousand.
In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.</td></tr>
<tr><td>*5 Since tax effect accounting by the simplified method is applied to Tax expenses in the current interim consolidated accounting period, adjustment of corporate income tax, etc., is included in "Corporate income tax, local resident tax and enterprise tax."</td><td>*5 Same as on the left.</td><td>*5 —</td></tr>
</table>

(Notes to Related Statement of Interim Consolidated Shareholders' Equity Fluctuation)

Current interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

1. Matters concerning Types and Total Number of Outstanding Shares and Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous consolidated fiscal year (shares)	Number of shares increased in the current interim consolidated accounting period (shares)	Number of shares decreased in the current interim consolidated accounting period (shares)	Number of shares at the end of the current interim consolidated accounting period (shares)
Outstanding shares				
Common stock Note 1	36,526,129	20,900	—	36,547,029
Total	36,526,129	20,900	—	36,547,029
Treasury stock				
Common stock Note 2	1,053,997	164,430	—	1,218,427
Total	1,053,997	164,430	—	1,218,427

Note: 1. Increase in total number of outstanding shares of common stock of 20,900 shares is due to the exercise of new share subscription rights (including exercise of preemptive rights under the former Commercial Code, Article 280-19, paragraph 1.

2. Increase in number of the common stock of treasury stock of 164,430 shares consists of the increase of 830 shares by the purchase of odd stock and the increase of 163,600 shares by the purchase based on the resolution of the board of directors.

2. Matters related to New Shares Subscription Right

Classification	Details of new share subscription rights	Classes of shares subject to the new share subscription rights	Number of shares subject to the new share subscription rights (shares)				Balance at the end of the current interim consolidated accounting period (thousand yen)
			At the end of previous consolidated fiscal year	Increase in the current interim consolidated accounting period	Decrease in the current interim consolidated accounting period	At the end of the current interim consolidated accounting period	
Submitting Company (Parent)	New share subscription rights as stock option	—	—	—	—	—	8,961
Total		—	—	—	—	—	8,961

3. Matters concerning Dividends

(1) Dividend Amount

Resolution	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 29, 2006	Common stock	1,170,580	33.00	March 31, 2006	June 29, 2006

(2) Out of dividends whose record date belongs to the current interim period, the effective date of dividend is after the end of the interim period:

No applicable matter.

(Notes to Related Interim Consolidated Cash Flow Statement)

Previous Interim Consolidated Accounting Period (April 1, 2005 to September 30, 2005)	Current Interim Consolidated Accounting Period (April 1, 2006 to September 30, 2006)	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
* Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the interim consolidated balance sheets.	* Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the interim consolidated balance sheets.	* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets.
(As of September 30, 2005) (in thousands of yen)	(As of September 30, 2006) (in thousands of yen)	(As of March 31, 2006) (in thousands of yen)
Cash and deposits ¥4,865,406	Cash and deposits ¥6,833,261	Cash and deposits ¥6,568,685
Fixed term deposits for a term longer than three months Δ¥720,036	Fixed term deposits for a term longer than three months Δ¥745,000	Fixed term deposits for a term longer than three months Δ¥1,260,039
Cash and cash equivalents ¥4,145,369	Cash and cash equivalents ¥6,088,261	Cash and cash equivalents ¥5,308,645

(Notes to Related Leasing Transaction)

The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Machinery equipment & delivery equipment	18,210	7,665	10,544
Tools and fixtures	111,736	54,091	57,645
Other	118,678	45,393	73,284
Total	248,624	107,149	141,474

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
Amount equivalent to prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥45,172
More than 1 year	¥96,301
Total:	¥141,474

(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥23,006
(2) Depreciation cost equivalent: ¥23,006

4. Method for calculating depreciation cost equivalent:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

(Regarding Impairment Losses)
There is no impairment loss allocated to lease assets.

The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Machinery equipment & delivery equipment	14,910	8,446	6,463
Tools and fixtures	84,059	47,651	36,408
Other	217,302	52,969	164,332
Total	316,271	109,066	207,205

(Note) Same as on the left.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
Amount equivalent to prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥58,141
More than 1 year	¥149,063
Total:	¥207,205

(Note) Same as on the left.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥29,283
(2) Depreciation cost equivalent: ¥29,283

4. Method for calculating depreciation cost equivalent:
Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, accumulated amount of impairment losses, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Machinery equipment & delivery equipment	18,210	9,733	8,476
Tools and fixtures	96,862	51,869	44,992
Other	181,919	43,059	138,859
Total	296,991	104,662	192,329

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.

2. Amount equivalent to prepaid lease balance at the end of term, etc.
Amount equivalent to prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥54,346
More than 1 year	¥137,982
Total:	¥192,329

(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥48,767
(2) Depreciation cost equivalent: ¥48,767

4. Method for calculating depreciation cost equivalent:
Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

(Notes to Related Securities)

End of previous interim consolidated accounting period (as of September 30, 2005)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	699,166	2,127,650	1,428,484
(2) Others	434,755	443,604	8,848
Total	1,133,921	2,571,254	1,437,332

2. Major Securities Not Marked to Market

(in thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Unlisted Shares	436,643
Unlisted foreign investment trust	101,871

End of current interim consolidated accounting period (as of September 30, 2006)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	440,811	2,027,639	1,586,827
(2) Others	239,596	251,242	11,646
Total	680,407	2,278,882	1,598,474

2. Major Securities Not Marked to Market

(in thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Unlisted Shares	434,116
Others	166,959

End of previous consolidated fiscal year (as of March 3, 2006)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
(1) Equity Shares	440,013	2,204,559	1,764,546
(2) Others	438,911	453,991	15,079
Total	878,925	2,658,551	1,779,625

2. Major Securities Not Marked to Market

(in thousands of yen)

	Value shown on Consolidated Balance Sheet
Other Securities	
Unlisted Shares	432,464
Others	131,137

Note *In the current consolidated fiscal year, with regard to the securities without market value, impairment of ¥152,773,000 was made.*
In this connection, in impairment of securities without market value, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of year has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

(Notes to Related Derivative Transactions)

Previous interim consolidated accounting period (as of September 30, 2005)

No applicable matters as there is no balance at the end of interim period.

Current interim consolidated accounting period (as of September 30, 2006)

No applicable matters as our Group does not use derivative transactions.

At the end of previous consolidated fiscal year (as of March 31, 2006)

No applicable matters as there is no balance at the end of the term.

(Stock Option, etc.)

Current Interim Consolidated Accounting Period (From April 1, 2006 to September 30, 2006)

1. Amount of Expenses appropriated and Item in the Current Interim Consolidated Accounting Period concerning Stock Option
   Sales cost, Selling, General & Admin. Expenses ¥8,961 thousand

2. Details of Stock Option granted in the Current Interim Consolidated Accounting Period

	Stock Option for Directors as the compensation in 2006
Classification and number of persons to be granted	Directors of the Company: 7 persons
Number of stock options granted by type of stock	Common stock: 39,000 shares
Granted Date	August 12, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be in position of Director of the Company at the time of exercising right.
Subject period of service	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: July 1, 2008 To: June 30, 2011
Price of exercising rights (yen)	1,810
Fair valued unit price at the granted date (yen)	433

	Stock Option for Employees in 2006
Classification and number of persons to be granted	Employees of the Company: 220 persons Directors and Employees of a subsidiary of the Company: 5 persons
Number of stock options granted by type of stock	Common stock: 199,000 shares
Granted Date	August 12, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the subsidiaries of the Company at the time of exercising rights.
Subject period of service	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: July 1, 2008 To: June 30, 2011
Price of exercising rights (yen)	1,810
Fair valued unit price at the granted date (yen)	433

(Segment Information)

Segment Information by Business Category

Previous interim consolidated accounting period (From April 1, 2005 to September 30, 2005)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	21,849,288	297,379	22,146,667	—	22,146,667
(2) Inter-segmental internal sales or transfers	1,697	—	1,697	(1,697)	—
Total	21,850,985	297,379	22,148,365	(1,697)	22,146,667
Operating expenses	19,771,845	255,056	20,026,901	2,201	20,029,103
Operating income	2,079,140	42,322	2,121,463	(3,899)	2,117,564

Note: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

Current interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

As a result of liquidation of Arisawa Sporting Goods Co., Ltd, which conducted other businesses in the previous consolidated fiscal year, in the current interim consolidated accounting period, either ratio of sales and operating profit of other businesses to the total sales and total operating profit of all segments is significantly below 10%, and this is expected to continue in the future, statement of segment information by business category is omitted.

Previous consolidated Fiscal Year (From April 1, 2005 to March 31, 2006)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	44,348,745	410,855	44,759,600	—	44,759,600
(2) Inter-segmental internal sales or transfers	1,914	—	1,914	(1,914)	—
Total	44,350,660	410,855	44,761,515	(1,914)	44,759,600
Operating expenses	40,525,038	400,468	40,925,506	5,871	40,931,378
Operating income	3,825,621	10,386	3,836,008	(7,786)	3,828,222

Note: 1. Segmentation of businesses

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. Main products categorized into respective business category

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

3. As stated in "Changes in Accounting Policy" of "Substantial Underlying Matters for Preparation of Consolidated Financial Statements," from the current consolidated fiscal year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. In connection with this amendment, for operating expenses in the current consolidated fiscal year, manufacture and sales of industrial materials decreased by ¥1,438 thousand and operating profit increased by the same amount as compared to the results in accordance with the previous method.

Segment Information by Location

There is no applicable matter as there is no consolidated subsidiary or overseas branch office located in any country or region other than Japan for the previous interim consolidated accounting period (from April 1, 2005 to September 30, 2005), current interim consolidated accounting period (from April 1, 2006 to September 30, 2006) and previous consolidated fiscal year (from April 1, 2005 to March 31, 2006).

Overseas Sales

Previous interim consolidated accounting period (From April 1, 2005 to September 30, 2005)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	7,468,131	2,670,823	205,585	10,344,540
II. Consolidated Sales (thousand yen)				22,146,667
III. Proportion of Overseas Sales to Consolidated Sales (%)	33.7	12.1	0.9	46.7

Current interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	7,213,222	2,852,351	346,643	10,412,217
II. Consolidated Sales (thousand yen)				24,431,730
III. Proportion of Overseas Sales to Consolidated Sales (%)	29.5	11.7	1.4	42.6

Previous Consolidated Fiscal Year (From April 1, 2005 to March 31, 2006)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	14,594,838	4,641,845	418,093	19,654,776
II. Consolidated Sales (thousand yen)				44,759,600
III. Proportion of Overseas Sales to Consolidated Sales (%)	32.6	10.4	0.9	43.9

Note: 1. The regions are classified by geographical proximity.

2. The respective regions are composed of the following countries.

Asia: Korea, China, Taiwan, Malaysia, etc.

North America: USA and Canada

3. Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries of countries or areas other than Japan.

(Per share information)

<table>
<tr><th>The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)</th><th>The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)</th><th>The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)</th></tr>
<tr><td>Net asset per share ¥1,127.13
Net profit per share
for the interim period ¥52.27
Fully diluted net profit per share
for the interim period ¥52.14

In the interim consolidated accounting period, the Company carried out a stock split, and the per share information is as follows, on assumption that the stock split was made at the beginning of the previous consolidated fiscal year.
<table><tr><th>The previous interim consolidated accounting period</th><th>The previous consolidated fiscal year</th></tr><tr><td>Net asset per share
¥1,046.04
Net profit per share for the interim period
¥113.35
Fully diluted net profit per share for the interim period
¥112.36</td><td>Net asset per share
¥1,138.10
Net profit per share for the current term
¥197.05
Fully diluted net profit per share for the current term
¥195.66</td></tr></table></td><td>Net asset per share ¥1,215.95
Net profit per share
for the interim period ¥45.13
Fully diluted net profit per share
for the interim period ¥45.04</td><td>Net asset per share ¥1,209.93
Net profit per share
for the current term ¥108.06
Fully diluted net profit per share
for the current term ¥107.82

In the current consolidated fiscal year, the Company carried out a stock split at a ratio of 1: 1.1 of the shares of the company as of May 20, 2005, and the per share information for the previous consolidated fiscal year is as follows, on assumption that the stock split was made on the beginning of the previous consolidated fiscal year.

Net asset per share ¥1,138.10
Net profit per share
for the current term ¥197.05
Fully diluted net profit per share
for the current term ¥195.66</td></tr>
</table>

Note: Net profit per share and fully diluted net profit per share for the interim (current) period are calculated on the basis of the following:

	The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
Net profit per share for the interim (current) period			
Net Profit for the interim (current) period (thousands of yen)	1,897,148	1,599,522	3,892,589
Amounts that are not attributable to common share holders (thousands of yen)	—	—	8,393
(of those, officers' bonuses by profit appropriation)	—	—	(8,393)
Net profit for common shares for the interim (current) period (thousands of yen)	1,897,148	1,599,522	3,884,196
Average number of shares during the term	36,293,719	35,440,415	35,946,424
Fully diluted net profit per share for the interim (current) period			
Adjusted amount of net profit for the interim (current) period (thousands of yen)	—	—	—
Increase in number of common shares	90,881	66,151	77,228
(Of those, number of new share subscription rights)	(90,881)	(66,151)	(77,228)
The outline of potential dilution includes no dilution in the calculation of net profit per share after dilution for the interim (current) period due to the absence of dilutive effects:	One type of new share subscription rights under the provisions of the Commercial Code, Article 280-20 and Article 280-21 (Number of new share subscription rights: 4,561 shares). For details, refer to "4. Status of the Submitting Company, 1. Status of Equity Shares, etc., (2) Status of New Share Subscription Rights, etc."	Three types of new share subscription rights under the former Commercial Code (Number of new share subscription rights: 6,036 shares). For details, refer to "4. Status of the Submitting Company, 1. Status of Equity Shares, etc., (2) Status of New Share Subscription Rights, etc."	One type of new share subscription rights under the provisions of the Commercial Code, Article 280-20 and Article 280-21 (Number of new share subscription rights: 6,286 shares). For details, refer to "4. Status of the Submitting Company, 1. Status of Equity Shares, etc., (2) Status of New Share Subscription Rights, etc."

(Significant subsequent events)

The previous interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The current interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
1. Merger with Arisawa PG Co., Ltd. The Company entered into a merger agreement as of September 22, 2005 and merged on December 1, 2005, for the purpose of efficient organizational operations of the display business and a synergistic effect of technology by merging with Arisawa PG Co., Ltd., our wholly owned subsidiary. Matters concerning the merger are stated in the "Significant subsequent events" in "2 Interim Financial Statements, etc." 2. Dissolution of Arisawa Sporting Goods Co., Ltd. The Company adopted a resolution, at the board of directors' meeting held as of September 22, 2005, that Arisawa Sporting Goods, Co., Ltd., one of our consolidated subsidiaries shall be dissolved. In this regard, the overview of the dissolved company is stated in the "Significant subsequent events" in "2 Interim Financial Statements, etc." (1) Reasons for Dissolution Arisawa Sporting Goods Co., Ltd. has been engaged in the import and sale of sporting goods, but improvement in performance cannot be expected due to deterioration of the business environment. Therefore, for more efficient business management, we have decided to transfer and concentrate the business of the company to Shinano Co., Ltd., one of our equity method affiliated companies and that the company shall be dissolved. (2) Schedule of Dissolution It is expected that the company shall be dissolved by the end of January 2006. 3. Purchase of Treasury Stock The Company adopted a resolution, at the board of directors' meeting held as of July 22, 2005, based on the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code, that the Company shall purchase treasury stocks for the purpose of greater capital efficiency. The details of purchase state are reported in the "Significant subsequent events" in "2 Interim Financial Statements, etc."	1. Acquisition of Treasury Stocks The Company adopted a resolution at the board of directors' meeting held on July 25, 2006 to acquire treasury stocks under the provisions of Article 156 of the Corporation Law the reading of which has been changed to be applied under the provisions of Article 165, paragraph 3 of the Corporation Law. The details of resolution and acquisition state are reported in the "Significant subsequent events" in "2 Interim Financial Statements, etc." — —	1. Dissolution of Kei Ski Garage, Ltd. The Company has adopted a resolution to dissolve Kei Ski Garage, Ltd., a non-consolidated subsidiary, on January 26, 2006. (1) Reasons for Dissolution Kei Ski Garage, Ltd. has been engaged in manufacture and sale of skis, but since the improvement of performance cannot be expected due to deterioration in the business environment, we decided to dissolve the company. (2) Overview of the Dissolved Company 1) Trade name Kei Ski Garage, Ltd. 2) Address of head office 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture 3) Representative Kiyoshi Kanai 4) Business line Manufacture and sale of skis, purchase and sale of sports wear and accessories 5) Date of incorporation November 20, 1997 6) Capital amount ¥15 million 7) Shareholder composition Arisawa Manufacturing Co., Ltd. 94% Director: Hideo Komori 3% Director: Satoru Kasuya 3% 8) Business results for the year ending March 2005 Sales ¥74 million Operating profit Δ¥8 million Ordinary profit Δ¥8 million Current net profit Δ¥8 million (3) Losses of the Company in connection with Dissolution Expected loss of ¥15,596 thousand, including waiver of loan claims is appropriated in Extraordinary losses for the current period. (4) Schedule of Dissolution It was dissolved as of March 31, 2006 and liquidation is to be completed by the end of June 2006.

(2) Other

No applicable matters.

2. Interim Financial Statements, etc.

(1) Interim Financial Statements

1) Interim Balance Sheet

Item	Note	End of Previous Interim Accounting Period (As of September 30, 2005)			End of Current Interim Accounting Period (As of September 30, 2006)			Condensed Balance Sheet for Previous Fiscal year (As of March 31, 2006)		
		Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)
(Assets)										
I. Current Assets										
1. Cash and deposits		3,848,894			5,331,121			5,449,609		
2. Notes receivable	*6	1,391,422			2,363,720			1,509,606		
3. Accounts receivable		8,314,193			9,898,705			7,728,694		
4. Inventories		6,756,047			7,046,654			6,578,097		
5. Deferred taxable assets		470,895			182,192			182,192		
6. Others		1,553,748			1,175,464			1,215,992		
Allowance for doubtful accounts		Δ10,765			Δ45,888			Δ49,346		
Total Current Assets			22,324,437	47.8		25,951,971	53.2		22,614,846	49.3
II. Fixed Assets										
1. Tangible fixed assets										
(1) Buildings	*1 *2	6,762,337			6,681,363			6,736,070		
(2) Machinery and Equipment	*1 *2	7,272,267			6,599,903			6,667,486		
(3) Land	*2	1,389,464			1,391,077			1,389,464		
(4) Construction in progress		1,440,853			623,808			758,743		
(5) Others	*1 *2	644,741			711,338			694,199		
Total Tangible Fixed Assets		17,509,665			16,007,490			16,245,964		
2. Intangible Fixed Assets		105,564			143,397			92,583		
3. Investments and other assets										
(1) Investment Securities		2,991,488			2,754,649			3,098,885		
(2) Stocks of affiliated companies		2,992,243			3,309,501			3,219,463		
(3) Others		938,523			843,203			781,910		
Allowance for doubtful debts		Δ117,613			Δ207,757			Δ168,716		
Total investments and other assets		6,804,642			6,699,597			6,931,542		
Total Fixed Assets			24,419,872	52.2		22,850,485	46.8		23,270,091	50.7
Total Assets			46,744,309	100.0		48,802,456	100.0		45,884,937	100.0

Item	Note	End of Previous Interim Accounting Period (As of September 30, 2005) Amount (thousand yen)		Com-position ratio (%)	End of Current Interim Accounting Period (As of September 30, 2006) Amount (thousand yen)		Com-position ratio (%)	Condensed Balance Sheet for Previous Fiscal year (As of March 31, 2006) Amount (thousand yen)		Com-position ratio (%)
(Liabilities)										
I. Current Liabilities										
1. Notes payable	*6	4,908,840			6,502,566			5,271,614		
2. Accounts payable		4,738,701			4,925,787			4,127,286		
3. Short-term borrowings	*2 *4	190,000			190,000			190,000		
4. Accrued income tax and others		778,840			774,078			662,472		
5. Equipment notes payable	*6	1,004,175			661,275			433,223		
6. Allowance for bonuses		455,551			819,818			618,181		
7. Others	*5	876,177			1,173,173			767,795		
Total Current Liabilities			12,952,287	27.7		15,046,701	30.8		12,070,573	26.3
II. Fixed Liabilities										
1. Deferred taxable liabilities		365,300			271,732			344,905		
2. Others		101,555			75,998			98,561		
Total Fixed Liabilities			466,855	1.0		347,730	0.7		443,466	1.0
Total Liabilities			13,419,143	28.7		15,394,432	31.5		12,514,040	27.3
(Stockholder Equity)										
I. Capital			7,073,223	15.1		—	—		7,101,486	15.5
II. Capital Surplus										
1. Capital reserve		6,185,254			—			6,213,517		
Total capital surplus			6,185,254	13.2		—	—		6,213,517	13.5
III. Earned Surplus										
1. Revenue reserve		748,262			—			748,262		
2. Voluntary reserve		16,351,790			—			16,351,790		
3. Unappropriated retained earnings at the end of interim period (current)		3,501,193			—			4,326,507		
Total earned surplus			20,601,247	44.1		—	—		21,426,561	46.7
V. Other Securities Valuation Differences			851,350	1.8		—	—		1,073,469	2.3
VI. Treasury Stock			Δ1,385,911	Δ2.9		—	—		Δ2,444,136	Δ5.3
Total Stockholder Equity			33,325,165	71.3		—	—		33,370,897	72.7
Total Liabilities and Stockholder Equity			46,744,309	100.0		—	—		45,884,937	100.0

Item	Note	End of Previous Interim Accounting Period (As of September 30, 2005)			End of Current Interim Accounting Period (As of September 30, 2006)			Condensed Balance Sheet for Previous Fiscal year (As of March 31, 2006)		
		Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)
(Net Assets)										
I. Shareholders' Equity										
1. Capital			—	—		7,117,251	14.6		—	—
2. Capital surplus										
(1) Capital reserve		—			6,229,282			—		
Total capital surplus			—	—		6,229,282	12.8		—	—
3. Earned surplus										
(1) Revenue reserve		—			748,262			—		
(2) Other earned surplus										
Reserve for dividends		—			171,600			—		
Reserve for advanced depreciation of fixed assets		—			59,989			—		
Reserve for special depreciation		—			2,489			—		
Contingent reserve		—			18,130,000			—		
Earned surplus carried forward		—			2,698,887			—		
Total Earned Surplus			—	—		21,811,229	44.7		—	—
4. Treasury stock			—	—		Δ2,724,400	Δ5.6		—	—
Total shareholders' equity			—	—		32,433,362	66.5		—	—
II. Valuation and Translation Difference, etc.										
1. Other securities valuation differences			—	—		965,701	2.0		—	—
Total valuation and translation difference, etc.			—	—		965,701	2.0		—	—
III. New Share Subscription Rights			—	—		8,961	0.0		—	—
Total Net Assets			—	—		33,408,024	68.5		—	—
Total Liabilities and Net Assets			—	—		48,802,456	100.0		—	—

2) Interim Profit and Loss Statement

Item	Note	Previous Interim Accounting Period (From April 1, 2005 to September 30, 2005)			Current Interim Accounting Period (From April 1, 2006 to September 30, 2006)			Condensed statement of income for previous Fiscal year (From April 1, 2005 to March 31, 2006)		
		Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales			20,475,304	100.0		22,907,321	100.0		41,696,008	100.0
II. Sales Cost			17,116,365	83.6		19,650,429	85.8		35,422,091	84.9
Gross profit on sales			3,358,939	16.4		3,256,892	14.2		6,273,916	15.1
III. Selling and General Administration Expenses			1,672,503	8.2		1,728,076	7.5		3,291,141	7.9
Operating profit			1,686,435	8.2		1,528,815	6.7		2,982,775	7.2
IV. Non-Operating Revenue	*1		855,050	4.2		967,057	4.2		1,220,275	2.9
V. Non-Operating Expense	*2		167,669	0.8		149,595	0.7		526,079	1.3
Ordinary profit			2,373,817	11.6		2,346,277	10.2		3,676,972	8.8
VI. Extraordinary Profit	*3		127,034	0.6		14,308	0.1		700,360	1.7
VII. Extraordinary Losses	*4 *5		263,554	1.3		17,331	0.1		807,286	1.9
Interim (current) net profit before taxes, etc.			2,237,297	10.9		2,343,254	10.2		3,570,046	8.6
Corporate income tax, local resident tax, and enterprise tax	*7	829,109			788,005			1,033,000		
Adjustment of corporate income tax, etc.	*7	—	829,109	4.0	—	788,005	3.4	117,494	1,150,494	2.8
Interim (current) net profit			1,408,188	6.9		1,555,248	6.8		2,419,552	5.8
Profit carried forward from the previous term			2,093,005			—			2,093,005	
Assumed amount of unappropriated losses on merger			—			—			Δ186,049	
Unappropriated retained earnings for interim period (current)			3,501,193			—			4,326,507	

3) Statement of Interim Shareholders' Equity Fluctuation

Current interim accounting period (From April 1, 2006 to September 30, 2006)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus *2	Total earned surplus		
Balance as of March 31, 2006 (in thousands of yen)	7,101,486				20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the interim accounting period								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus *1					Δ1,170,580	Δ1,170,580		Δ1,170,580
Interim net profit					1,555,248	1,555,248		1,555,248
Acquisition of treasury stock							Δ280,263	Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim accounting period (net amount)								
Total fluctuating amount during the interim accounting period (in thousands of yen)	15,764	15,764	15,764	—	384,668	384,668	Δ280,263	135,934
Balance as of September 30, 2006 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,062,966	21,811,229	Δ2,724,400	32,433,362

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,073,469	1,073,469	—	33,370,897
Fluctuating amount during the interim accounting period				
Issue of new shares				31,529
Dividend of surplus *1				Δ1,170,580
Interim net profit				1,555,248
Acquisition of treasury stock				Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim accounting period (net amount)	Δ107,768	Δ107,768	8,961	Δ98,806
Total fluctuating amount during the interim accounting period (in thousands of yen)	Δ107,768	Δ107,768	8,961	37,127
Balance as of September 30, 2006 (in thousands of yen)	965,701	965,701	8,961	33,408,024

Note: *1. *This is the item of profit appropriation at the general meeting of shareholders held in June 2006.*

*2 *Details of other earned surplus are as follows.*

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total
Balance as of March 31, 2006 (in thousands of yen)	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the interim accounting period							
Accumulation of reserve for advanced depreciation of fixed assets (Note)		62,859				Δ62,859	—
Reversal of reserve for advanced depreciation of fixed assets (Note)		Δ7,479				7,479	—
Reversal of reserve for special account of advanced depreciation of fixed assets (Note)			Δ41,166			41,166	—
Reversal of reserve for special depreciation (Note)				Δ1,925		1,925	—
Accumulation of contingent reserve (Note)					2,000,000	Δ2,000,000	—
Dividend of surplus (Note)						Δ1,170,580	Δ1,170,580
Interim net profit						1,555,248	1,555,248
Total fluctuating amount during the interim accounting period (in thousands of yen)	—	55,380	Δ41,166	Δ1,925	2,000,000	Δ1,627,619	384,668
Balance as of September 30, 2006 (in thousands of yen)	171,600	59,989	—	2,489	18,130,000	2,698,887	21,062,966

Note: This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

Substantial Underlying Matters for Preparation of Interim Financial Statements

Item	The previous interim accounting period (April 1, 2005 to September 30, 2005)	The current interim accounting period (April 1, 2006 to September 30, 2006)	The previous fiscal year (April 1, 2005 to March 31, 2006)
1. Valuation standard and method of valuing assets:	(1) Securities Stocks of the subsidiaries and affiliated companies: Valued at cost using the gross average method Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to the capital stock and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Valued by the gross average method at cost. (2) Derivatives: Valued at the current price. (3) Inventories: Finished goods/Merchandise/ Semi-finished goods/Work in progress: Cost method using first-in, first-out method. Raw materials/Stores: Cost method using gross average method.	(1) Securities Stocks of the subsidiaries and affiliated companies: Same as on the left. Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to the net assets and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Same as on the left. (2) Derivatives: Same as on the left. (3) Inventories: Finished goods/Merchandise/ Semi-finished goods/Work in progress: Same as on the left. Raw materials/Stores: Same as on the left.	(1) Securities Stocks of the subsidiaries and affiliated companies: Same as on the left. Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to the capital stock and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Same as on the left. (2) Derivatives: Same as on the left. (3) Inventories: Finished goods/Merchandise/ Semi-finished goods/Work in progress: Same as on the left. Raw materials/Stores: Same as on the left.
2. Depreciation method for fixed assets	(1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired after April 1, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: Buildings & structures: 15 - 31 years Machinery & equipment: 8 - 9 years (2) Intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	(1) Tangible fixed assets: Same as on the left. (2) Intangible fixed assets: Same as on the left.	(1) Tangible fixed assets: Same as on the left. (2) Intangible fixed assets: Same as on the left.
3. Posting standard for allowances:	(1) Allowance for doubtful accounts: In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. (2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period are booked as reserve based on estimation.	(1) Allowance for doubtful accounts: Same as on the left. (2) Reserve for bonuses Same as on the left.	(1) Allowance for doubtful accounts: Same as on the left. (2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year.

Item	The previous interim accounting period (April 1, 2005 to September 30, 2005)	The current interim accounting period (April 1, 2006 to September 30, 2006)	The previous fiscal year (April 1, 2005 to March 31, 2006)
	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥310,632 thousand to prepaid pension expenses as pension assets at the end of the current interim accounting period exceeding the liability for retirement benefits. (Changes in Accounting Policy) From the current interim accounting period, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and interim net profit before taxes, etc., increased by ¥719 thousand.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥441,766 thousand to prepaid pension expenses as pension assets at the end of the current interim accounting period exceeding the liability for retirement benefits.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥459,865 thousand to prepaid pension expenses as pension assets at the end of the current fiscal year exceeding the liability for retirement benefits. (Changes in Accounting Policy) From the current fiscal year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and current net profit before taxes, etc., increased by ¥1,438 thousand.
4. Standards for converting foreign currency denominated assets and liabilities into yen	Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, etc., on the closing day of the interim accounting period, and the difference in conversion is entered as income or loss.	Same as on the left.	Foreign currency denominated assets and liabilities are converted at the spot exchange rate, etc., on the closing day of the term, and the difference in conversion is entered as income or loss.
5. Treatment of leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.	Same as on the left.
6. Other substantial underlying matters for preparation of interim financial statements (financial statements)	(1) Method for treatment of deferred assets All costs for new share issuance are treated as costs at the time of expenditure. (2) Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	(1) — (2) Accounting treatment of consumption tax, etc. Same as on the left.	(1) Method for treatment of deferred assets All costs for new share issuance are treated as costs at the time of expenditure. (2) Accounting treatment of consumption tax, etc. Same as on the left.

Changes in Substantial Underlying Matters for Preparation of Interim Financial Statements

The previous interim accounting period (April 1, 2005 to September 30, 2005)	The current interim accounting period (April 1, 2006 to September 30, 2006)	The previous fiscal year (April 1, 2005 to March 31, 2006)
(Accounting Standards for Impairment of Fixed Assets) From the current interim accounting period, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, interim net profit before taxes, etc., decreased by ¥5,604 thousand. In this regard, accumulated impairment losses are directly deducted from the amount of each asset in compliance with the revised rules for interim financial statements.		(Accounting Standards for Impairment of Fixed Assets) From the current fiscal year, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, current net profit before taxes, etc., decreased by ¥5,604 thousand. In this regard, accumulated impairment losses are directly deducted from the amount of each asset in compliance with the revised rules for financial statements.
—	(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current interim accounting period, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥33,399,063 thousand. In this regard, Net Assets in the interim balance sheet in the current interim accounting period is prepared in compliance with the revised rules for interim financial statements in connection with the revised rules for interim financial statements.	—
—	(Accounting Standards for Stock Option, etc.) From the current interim accounting period, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and interim net profit before taxes, etc., decreased by ¥8,961 thousand.	—

Explanatory Notes

(Notes to Related Interim Balance Sheet)

End of Previous Interim Accounting Period (as of September 30, 2005)	End of Current Interim Accounting Period (as of September 30, 2006)	Previous fiscal year (as of March 31, 2006)
*1 Accumulated depreciation of tangible fixed assets ¥21,121,902 thousand	*1 Accumulated depreciation of tangible fixed assets ¥22,472,554 thousand	*1 Accumulated depreciation of tangible fixed assets ¥21,420,168 thousand
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings 2,580,631 (2,580,631) Structures 63,052 (63,052) Machinery and equipment 1,432,710 (1,432,710) Tools and fixtures 35,896 (35,896) Land 258,342 (191,025) Total 4,370,632 (4,303,315) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings 4,174,160 (4,174,160) Structures 112,232 (112,232) Machinery and equipment 3,376,015 (3,376,015) Tools and fixtures 58,627 (58,627) Land 258,342 (191,025) Total 7,979,377 (7,912,060) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings 4,325,230 (4,325,230) Structures 121,142 (121,142) Machinery and equipment 3,828,422 (3,828,422) Tools and fixtures 67,948 (67,948) Land 258,342 (191,025) Total 8,601,087 (8,533,770) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 Liabilities on guarantee 1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Eagle Co., Ltd. ¥7,000 Total ¥7,000 2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥4,703	3 Liabilities on guarantee 1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Eagle Co., Ltd. ¥1,000 Total ¥1,000 2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥7,081	3 Liabilities on guarantee 1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Eagle Co., Ltd. ¥4,000 Total ¥4,000 2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥4,286
*4 The company has executed an overdraft agreement with three correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim accounting period: (in thousands of yen) Current account overdrafts ¥2,050,000 Draw-downs ¥190,000 Net ¥1,860,000	*4 The company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim accounting period: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*4 The company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current fiscal year: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000
*5 Suspense payment consumption tax, etc., and suspense receipt consumption tax, etc., are set off and the set off amount is included in "Others" of current liabilities.	*5 Same as on the left.	*5 —
*6 —	*6 Notes to be Matured at the end of Interim Period For accounting treatment of notes to be matured at the end of interim period, it is settled as of the clearance date of notes. As the end of the current interim accounting period fall on a bank holiday, the notes to be matured at the end of the next interim period are included in the balance at the end of interim period. (in thousands of yen) Notes receivable ¥355,833 Notes payable ¥241,458 Other (Notes payable re facilities) ¥35,618	*6 —

(Notes to Related Interim Profit and Loss Statement)

Previous Interim Accounting Period (April 1, 2005 to September 30, 2005)

*1 Material non-operating profits

(in thousands of yen)

Interest received	¥21,829
Dividend received	¥450,786
Rent	¥185,601

*2 Material non-operating expenses

(in thousands of yen)

Interest paid	¥537
Rent payment	¥120,269

*3 Material extraordinary profits

(in thousands of yen)

Profit from reversal of officers' retirement bonuses	¥127,034

*4 Material extraordinary losses

(in thousands of yen)

Loss on sale of investment securities	¥142,520
Transfer to allowance for doubtful accounts	¥102,230
Loss on impairment	¥5,604

*5 Loss on impairment

The company appropriated the following loss on impairment in the current interim accounting period.

Place	Usage	Type
Myoko-shi, Niigata Prefecture	Dormant assets	Land
Hichiso-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property
Shirakawa-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property

The company makes grouping of leased assets and dormant assets by each asset based on the segment of business type.

In the current interim accounting period, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand).

Breakdown is Land of ¥1,197 thousand and investment real estate property of ¥4,407 thousand.

In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.

Current Interim Accounting Period (April 1, 2006 to September 30, 2006)

*1 Material non-operating profits

(in thousands of yen)

Interest received	¥13,123
Dividend received	¥685,834
Rent	¥151,177

*2 Material non-operating expenses

(in thousands of yen)

Interest paid	¥677
Rent payment	¥100,909
Transfer to allowance for doubtful accounts	¥25,712

*3 Material extraordinary profits

(in thousands of yen)

Profit on sale of investment securities	¥10,277
Profit on sale of fixed assets	¥3,866

*4 Material extraordinary losses

(in thousands of yen)

Loss on retirement of fixed assets	¥11,306
Transfer to allowance for doubtful accounts	¥3,600
Loss on sale of fixed assets	¥1,424

*5 —

Previous fiscal year (April 1, 2005 to March 31, 2006)

*1 Material non-operating profits

(in thousands of yen)

Interest received	¥38,567
Dividend received	¥466,554
Rent	¥364,493

*2 Material non-operating expenses

(in thousands of yen)

Interest paid	¥1,077
Rent payment	¥238,366
Transfer to allowance for doubtful accounts	¥178,203
Compensation for defects	¥53,246

*3 Material extraordinary profits

(in thousands of yen)

Profit on sale of investment securities	¥572,864
Profit from reversal of officers' retirement bonuses	¥127,034

*4 Material extraordinary losses

(in thousands of yen)

Loss on retirement of fixed assets	¥336,703
Loss on sale of investment securities	¥201,773
Valuation loss on investment securities	¥152,773
Loss on arrangement of subsidiaries	¥98,700
Loss on impairment	¥5,604

*5 Loss on impairment

The company appropriated the following loss on impairment in the current fiscal year.

Place	Usage	Type
Myoko-shi, Niigata Prefecture	Dormant assets	Land
Hichiso-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property
Shirakawa-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property

The company makes grouping of leased assets and dormant assets by each asset based on the segment of business type.

In the current fiscal year, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand).

Breakdown is Land of ¥1,197 thousand and investment real estate property of ¥4,407 thousand.

In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.

Previous Interim Accounting Period (April 1, 2005 to September 30, 2005)	Current Interim Accounting Period (April 1, 2006 to September 30, 2006)	Previous fiscal year (April 1, 2005 to March 31, 2006)
6 Effectuated depreciation (in thousands of yen) Tangible fixed assets ¥1,284,758 Intangible fixed assets ¥16,500 Total ¥1,301,259	6 Effectuated depreciation (in thousands of yen) Tangible fixed assets ¥1,155,456 Intangible fixed assets ¥20,383 Total ¥1,175,839	6 Effectuated depreciation (in thousands of yen) Tangible fixed assets ¥2,664,857 Intangible fixed assets ¥33,038 Total ¥2,697,895
*7 Since tax effect accounting by the simplified method is applied to Tax expenses in the current interim accounting period, adjustment of corporate income tax, etc., is included in "Corporate income tax, local resident tax and enterprise tax."	*7 Same as on the left.	*7 —

(Notes to Related Statement of Interim Shareholders' Equity Fluctuation)

Current interim accounting period (From April 1, 2006 to September 30, 2006)

Matters concerning Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous fiscal year (shares)	Number of shares increased in the current interim accounting period (shares)	Number of shares decreased in the current interim accounting period (shares)	Number of shares at the end of the current interim accounting period (shares)
Common stock (Note)	1,053,997	164,430	—	1,218,427
Total	1,053,997	164,430	—	1,218,427

Note: Increase in number of the common stock of treasury stock of 164,430 shares consists of the increase of 830 shares by the purchase of odd stock and the increase of 163,600 shares by the purchase based on the resolution of the board of directors.

(Notes to Related Leasing Transaction)

The previous interim accounting period (April 1, 2005 to September 30, 2005)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Tools and fixtures	101,302	46,219	55,082
Other	122,386	47,350	75,035
Total	223,688	93,570	130,118

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
Amount equivalent to prepaid lease balance at the end of interim period

	(Thousands of yen)
Less than 1 year	¥40,699
More than 1 year	¥89,418
Total:	¥130,118

(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

	(Thousands of yen)
(1) Prepaid lease payments:	¥20,615
(2) Depreciation cost equivalent:	¥20,615

4. Method for calculating depreciation cost equivalent:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

(Regarding Impairment Losses)
There is no impairment loss allocated to lease assets.

The current interim accounting period (April 1, 2006 to September 30, 2006)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Tools and fixtures	84,059	47,651	36,408
Other	207,091	56,162	150,929
Total	291,151	103,813	187,338

(Note) Same as on the left.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
Amount equivalent to prepaid lease balance at the end of interim period

	(Thousands of yen)
Less than 1 year	¥53,581
More than 1 year	¥133,756
Total:	¥187,338

(Note) Same as on the left.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

	(Thousands of yen)
(1) Prepaid lease payments:	¥27,633
(2) Depreciation cost equivalent:	¥27,633

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

The previous fiscal year (April 1, 2005 to March 31, 2006)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Tools and fixtures	90,742	46,004	44,737
Other	185,627	45,634	139,992
Total	276,369	91,639	184,730

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.

2. Amount equivalent to prepaid lease balance at the end of term, etc.
Amount equivalent to prepaid lease balance at the end of term

	(Thousands of yen)
Less than 1 year	¥51,576
More than 1 year	¥133,153
Total:	¥184,730

(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

	(Thousands of yen)
(1) Prepaid lease payments:	¥44,199
(2) Depreciation cost equivalent:	¥44,199

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

(Notes to Related Securities)

End of previous interim accounting period (as of September 30, 2005)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	1,725,793	4,080,131	2,354,338

End of current interim accounting period (as of September 30, 2006)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	2,578,861	19,580,515	17,001,653

End of previous fiscal year (as of March 31, 2006)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	2,491,013	41,085,079	38,594,065

(Significant Subsequent Events)

The previous interim accounting period (April 1, 2005 to September 30, 2005)	The current interim accounting period (April 1, 2006 to September 30, 2006)	The previous fiscal year (April 1, 2005 to March 31, 2006)
1. Merger with Arisawa PG Co., Ltd. The Company entered into a merger agreement as of September 22, 2005 and merged on December 1, 2005, for the purpose of efficient organizational operations of the display business and a synergistic effect of technology by merging with Arisawa PG Co., Ltd., our wholly owned subsidiary. Matters concerning the merger are as follows. (1) Date of Merger: December 1, 2005 (2) Method of Merger It was by absorption, in which the Company is the surviving company and Arisawa PG Co., Ltd. is dissolved. In this regard, the Company owns 100% of the shares of Arisawa PG Co., Ltd. and the Company has not issued new shares or made a capital increase or payment of delivered money due to the merger in connection with the merger. (3) Takeover of Assets The Company took over any and all assets, liabilities and rights and obligations of Arisawa PG Co., Ltd. on the date of the merger. In this regard, the assets and liabilities taken over from Arisawa PG Co., Ltd. are as follows. Total Assets: ¥11 million Total Liabilities: ¥2 million	1. Acquisition of Treasury Stocks The Company adopted a resolution at the board of directors' meeting held on July 25, 2006 to acquire treasury stocks under the provisions of Article 156 of the Corporation Law the reading of which has been changed to be applied under the provisions of Article 165, paragraph 3 of the Corporation Law, and acquisition of treasury stocks has been carried out. (1) Details of resolution at the board of directors' meeting to acquire treasury stocks (i) Reasons for Acquisition of Treasury Stocks To carry out expeditious capital policy. (ii) Details of Acquisition 1) Type of shares to be acquired Common shares of the Company 2) Total number of shares to be acquired 500,000 shares (upper limit) 3) Total acquired amount of shares ¥1,250,000,000 (upper limit) 4) Period for purchasing treasury stocks From August 1, 2006 to January 19, 2007 (2) Status of Acquisition The Company completed on November 1, 2006 the purchase of all shares based on the resolution through market purchase on the Tokyo Stock Exchange. The details are as follows. (i) Number of shares of treasury stocks acquired 500,000 shares (ii) Total amount of acquisition price ¥762,472,000 In this regard, among the above acquisition, for the purchase after October 1, 2006, the total acquisition number was 336,400 shares and the total amount of acquisition was ¥484,132 thousand.	1. Dissolution of Kei Ski Garage, Ltd. The Company has adopted a resolution to dissolve Kei Ski Garage, Ltd., a non-subsidiary, on January 26, 2006. (1) Reasons for Dissolution Kei Ski Garage, Ltd. has been engaged in manufacture and sale of skis, but since the improvement of performance cannot be expected due to deterioration in the business environment, we decided to dissolve the company. (2) Overview of the Dissolved Company 1) Trade name Kei Ski Garage, Ltd. 2) Address of head office 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture 3) Representative Kiyoshi Kanai 4) Business line Manufacture and sale of skis, purchase and sale of sports wear and accessories 5) Date of incorporation November 20, 1997 6) Capital amount ¥15 million 7) Shareholder composition Arisawa Manufacturing Co., Ltd. 94% Director: Hideo Komori 3% Director: Satoru Kasuya 3% 8) Business results for the year ending March 2005 Sales ¥74 million Operating profit Δ¥8 million Ordinary profit Δ¥8 million Current net profit Δ¥8 million (3) Losses of the Company in connection with Dissolution Expected loss of ¥14,100 thousand, including waiver of loan claims is appropriated in Extraordinary losses for the current period. (4) Schedule of Dissolution It was dissolved as of March 31, 2006 and liquidation is to be completed by the end of June 2006.

The previous interim accounting period (April 1, 2005 to September 30, 2005)	The current interim accounting period (April 1, 2006 to September 30, 2006)	The previous fiscal year (April 1, 2005 to March 31, 2006)
2. Dissolution of Arisawa Sporting Goods Co., Ltd. The Company adopted a resolution, at the board of directors' meeting held as of September 22, 2005, that Arisawa Sporting Goods, Co., Ltd., one of our subsidiaries shall be dissolved. (1) Reasons for Dissolution Arisawa Sporting Goods Co., Ltd. has been engaged in the import and sale of sporting goods, but improvement in performance cannot be expected due to deterioration of the business environment. Therefore, for more efficient business management, we have decided to transfer and concentrate the business of the company to Shinano Co., Ltd., one of our affiliated companies and that the company shall be dissolved. (2) Overview of Dissolved Company 1) Trade Name Arisawa Sporting Goods Co., Ltd. 2) Address of Head Office 18-2, Higashiryoke 1-chome, Kawaguchi-shi, Saitama Prefecture 3) Representative Sanji Arisawa 4) Details of Business Purchase and sale of sporting goods and related materials 5) Date of Incorporation February 1, 1991 6) Capital Amount ¥10 million 7) Shareholder Composition Arisawa Jushi Kogyo Co., Ltd.: 100% (Arisawa Jushi Kogyo Co., Ltd. is a subsidiary in which the Company invested 100% of capital.) 8) Business Results of the Period ended January 31, 2005 Net sales ¥446 million Operating profit Δ¥9 million Ordinary profit Δ¥8 million Net profit Δ¥10 million (3) Losses of the Company in connection with Dissolution Expected losses of ¥85 million, including debt waiver of loans are appropriated in Extraordinary Losses in the current period. (4) Schedule of Dissolution It is expected that the company shall be dissolved by the end of January 2006.	—	—

The previous interim accounting period (April 1, 2005 to September 30, 2005)	The current interim accounting period (April 1, 2006 to September 30, 2006)	The previous fiscal year (April 1, 2005 to March 31, 2006)
3. Purchase of Treasury Stocks The Company adopted a resolution to purchase its own shares for the purpose of greater capital efficiency under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code at the board of directors' meeting held as of July 22, 2005. (1) Details of Purchase 1) Type of shares to be purchased Common shares of the Company 2) Total number of shares to be purchased 1,000 thousand shares (upper limit) 3) Total purchase amount of shares ¥3,500,000 thousand (upper limit) 4) Period for purchasing its own shares From July 25, 2005 to January 24, 2006 In this regard, 506,900 shares and total amount of ¥1,233,265 thousand were purchased as of September 30, 2005. Also, 705,600 shares and total amount of ¥1,644,659 thousand were purchased as of November 30, 2005.	—	—

(2) Other

No applicable matters.

6. Reference Information on the Submitting Company

The Company submitted the following documents to authorities during the period from the first day of the current interim accounting period through the date for filing the semi-annual report.

(1) Securities Report and the attached documents
Fiscal year (the 58th term)
April 1, 2005 through March 31, 2006
Submitted to the Chief of the Kanto Financial Affairs Bureau on June 30, 2006.

(2) Extraordinary Report
Submitted to the Chief of the Kanto Local Finance Bureau on June 29, 2006
This is an Extraordinary Report under the provisions of Article 19, paragraph 2, item 2-2 of Cabinet Office Ordinance concerning Disclosure of Corporate Businesses Conditions, etc. (issue of new share subscription rights as a stock option).

(3) Amendment to the Extraordinary Report
Submitted to the Chief of the Kanto Local Finance Bureau on August 1, 2006.
This is the amendment report to the Extraordinary Report submitted on June 29, 2006.

(4) Report of Status of Purchase of Treasury Stocks
Reporting period (from March 1, 2006 to March 31, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on April 13, 2006
Reporting period (from April 1, 2006 to April 30, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on May 12, 2006
Reporting period (from May 1, 2006 to May 31, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on June 9, 2006
Reporting period (From June 1, 2006 to June 30, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on July 12, 2006
Reporting period (From July 25, 2006 to July 31, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on August 10, 2006
Reporting period (From August 1, 2006 to August 31, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on September 13, 2006
Reporting period (From September 1, 2006 to September 30, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on October 11, 2006
Reporting period (From October 1, 2006 to October 31, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on November 10, 2006
Reporting period (From November 1, 2006 to November 30, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on December 12, 2006

PART II. INFORMATION ON GUARANTY COMPANIES OF THE SUBMITTING COMPANY, ETC.

No applicable matters.

Interim Audit Report of Independent Audit Corporation

December 19, 2005

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Michiaki Miyajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

We conducted an interim audit of interim consolidated financial statements, consisting of an interim consolidated balance sheet, interim consolidated profit and loss statement, interim consolidated surplus statement and interim consolidated cash flow statements, for the interim consolidated accounting period (from April 1, 2005 to September 30, 2005) in the consolidated fiscal year from April 1, 2005 to March 31, 2006 of Arisawa Mfg. Co., Ltd., posted in "Status of Accounting" in order to conduct audit certification under the Securities and Exchange Law, Article 193-2. Management holds responsibility for preparation of these interim consolidated financial statements and our responsibility is to express our opinions regarding these interim consolidated financial statements from an independent position.

We conducted an interim audit in compliance with the standards for an interim audit in Japan. The standards for an interim audit requires us to obtain a reasonable assurance of the interim consolidated financial statements as a whole that there is no material misstatement which impairs the judgment of investors in relation to representation of useful information in the interim consolidated financial statements. An interim audit was conducted mainly by analytical procedures for audit and additional audit procedures were added as appropriate. We believe we obtained a reasonable basis for expressing our opinions on the interim consolidated financial statements as a result of our interim audit.

We recognize and certify that the above interim consolidated financial statements represent useful information about the financial condition of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries as of September 30, 2005 and the business results and the status of cash flows for the interim consolidated accounting period that ends the same day (from April 1, 2005 to September 30, 2005) in compliance with the standards for preparation of interim consolidated financial statements generally accepted in Japan.

Additional Information

As stated in the "Changes in Substantial Underlying Matters for Preparation of Interim Consolidated Financial Statements," as the Company has applied "Accounting Standards for Impairment of Fixed Assets" from the current interim consolidated accounting period, the interim consolidated financial statements are prepared in accordance with these accounting standards.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original is kept separately by the company submitting the semi-annual report.

Interim Audit Report of Independent Audit Corporation

December 19, 2006

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Shinji Tanabe [Seal]
Designated and Operating Partner, Certified Public Accountant

Shigeki Nakajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

We conducted an interim audit of interim consolidated financial statements, consisting of an interim consolidated balance sheet, interim consolidated profit and loss statement, statement of interim consolidated shareholders' equity fluctuation and interim consolidated cash flow statements, for the interim consolidated accounting period (from April 1, 2006 to September 30, 2006) in the consolidated fiscal year from April 1, 2006 to March 31, 2007 of Arisawa Mfg. Co., Ltd., posted in "Status of Accounting" in order to conduct audit certification under the Securities and Exchange Law, Article 193-2. Management holds responsibility for preparation of these interim consolidated financial statements and our responsibility is to express our opinions regarding these interim consolidated financial statements from an independent position.

We conducted an interim audit in compliance with the standards for an interim audit in Japan. The standards for an interim audit requires us to obtain a reasonable assurance of the interim consolidated financial statements as a whole that there is no material misstatement which impairs the judgment of investors in relation to representation of useful information in the interim consolidated financial statements. An interim audit was conducted mainly by analytical procedures for audit and additional audit procedures were added as appropriate. We believe we obtained a reasonable basis for expressing our opinions on the interim consolidated financial statements as a result of our interim audit.

We recognize and certify that the above interim consolidated financial statements represent useful information about the financial condition of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries as of September 30, 2006 and the business results and the status of cash flows for the interim consolidated accounting period that ends the same day (from April 1, 2006 to September 30, 2006) in compliance with the standards for preparation of interim consolidated financial statements generally accepted in Japan.

Additional Information

As stated in the "Changes in Substantial Underlying Matters for Preparation of Interim Consolidated Financial Statements," as the Company has applied the "Accounting Standards for Representation of Net Assets in the Balance Sheet" and the "Accounting Standards for Stock Option, etc." from the current interim consolidated accounting period, the interim consolidated financial statements are prepared in accordance with these accounting standards.

As stated in "segment information by business category," the Company has omitted statement of segment information from the current interim consolidated accounting period.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original is kept separately by the company submitting the semi-annual report.

Interim Audit Report of Independent Audit Corporation

December 19, 2005

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Michiaki Miyajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

We conducted an interim audit of interim financial statements, consisting of an interim balance sheet and interim profit and loss statement, for the interim accounting period (from April 1, 2005 to September 30, 2005) in the 58th business year from April 1, 2005 to March 31, 2006 of Arisawa Mfg. Co., Ltd., posted in "Status of Accounting" in order to conduct audit certification under the Securities and Exchange Law, Article 193-2. Management holds responsibility for preparation of these interim financial statements and our responsibility is to express our opinions regarding these interim financial statements from an independent position.

We conducted an interim audit in compliance with the standards for an interim audit in Japan. The standards for an interim audit requires us to obtain a reasonable assurance of the interim financial statements as a whole that there is no material misstatement which impairs the judgment of investors in relation to representation of useful information in the interim financial statements. An interim audit was conducted mainly by analytical procedures for audit and additional audit procedures were added as appropriate. We believe we obtained a reasonable basis for expressing our opinions on the interim financial statements as a result of our interim audit.

We recognize and certify that the above interim financial statements represent useful information about the financial condition of Arisawa Mfg. Co., Ltd. as of September 30, 2005 and the business results for the interim accounting period that ends the same day (from April 1, 2005 to September 30, 2005) in compliance with the standards for preparation of interim financial statements generally accepted in Japan.

Additional Information

As stated in the "Changes in Substantial Underlying Matters for Preparation of Interim Financial Statements," as the Company has applied "Accounting Standards for Impairment of Fixed Assets" from the current interim accounting period, the interim financial statements are prepared in accordance with these accounting standards.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original is kept separately by the company submitting the semi-annual report.

Interim Audit Report of Independent Audit Corporation

December 19, 2006

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Shinji Tanabe [Seal]
Designated and Operating Partner, Certified Public Accountant

Shigeki Nakajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

We conducted an interim audit of interim financial statements, consisting of an interim balance sheet, interim profit and loss statement and statement of interim shareholders' equity fluctuation, for the interim accounting period (from April 1, 2006 to September 30, 2006) in the 59th business year from April 1, 2006 to March 31, 2007 of Arisawa Mfg. Co., Ltd., posted in "Status of Accounting" in order to conduct audit certification under the Securities and Exchange Law, Article 193-2. Management holds responsibility for preparation of these interim financial statements and our responsibility is to express our opinions regarding these interim financial statements from an independent position.

We conducted an interim audit in compliance with the standards for an interim audit in Japan. The standards for an interim audit requires us to obtain a reasonable assurance of the interim financial statements as a whole that there is no material misstatement which impairs the judgment of investors in relation to representation of useful information in the interim financial statements. An interim audit was conducted mainly by analytical procedures for audit and additional audit procedures were added as appropriate. We believe we obtained a reasonable basis for expressing our opinions on the interim financial statements as a result of our interim audit.

We recognize and certify that the above interim financial statements represent useful information about the financial condition of Arisawa Mfg. Co., Ltd. as of September 30, 2006 and the business results for the interim accounting period that ends the same day (from April 1, 2006 to September 30, 2006) in compliance with the standards for preparation of interim financial statements generally accepted in Japan.

Additional Information

As stated in the "Changes in Substantial Underlying Matters for Preparation of Interim Financial Statements," as the Company has applied the "Accounting Standards for Representation of Net Assets in the Balance Sheet" and the "Accounting Standards for Stock Option, etc." from the current interim accounting period, the interim financial statements are prepared in accordance with these accounting standards.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original is kept separately by the company submitting the semi-annual report.